FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 16, 2007

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item:

1.	Agenda of AUO’s 2007 Annual General Shareholders’ Meeting dated June 13, 2007
2.	Proposed Candidate List for the Election of Directors
3.	Q&A with respect to the Election of Directors

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: May 16, 2007	By:	/s/ Max Cheng
Name: Max Cheng
Title: Chief Financial Officer

Item 1

AU OPTRONICS CORP.

2007 Annual General Shareholders’ Meeting

Meeting Agenda

Date: June 13, 2007

NOTES TO SHAREHOLDERS:

1.	For the Company’s 2006 annual report on Form 20-F, which includes an explanation of the main differences between ROC GAAP and US GAAP affecting the Company’s consolidated financial statements, please refer to the “US SEC filings” section under “Investors” of the Company’s website at http://www.auo.com/auoDEV/investors.php?sec=usSecFilings&func=ussecfilings&ls=en after July 1, 2007.

2.	For the significant differences in the corporate governance between the practices of US and ROC, please refer to the “Corporate Governance” section under “Investors” of the Company’s website at http://www.auo.com.tw/auoDEV/investors.php?sec=invCG&func=governance&ls=en

3.	Shareholders who wish to obtain the 2006 annual report on Form 20-F may request copy to be sent free of charge by contacting the Depositary at 1-888-301-0508 after July 31, 2007.

4.	After June 14, 2006, the Company’s resolution notice of 2007 Annual General Shareholders’ Meeting will be accessible on the Company’s website at http://www.auo.com/auoDEV/investors.php?sec=invInfo&func=information&ls=en

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Table of Contents

I. Meeting Procedure

II. Meeting Agenda

III. Attachments

1.	2006 Business Report
2.	Supervisors’ Review Report
3.	Rules for Meetings of Board of Directors
4.	Independent Auditors’ Report and 2006 Financial Statements
5.	2006 earnings distribution statement
6.	Comparison table for the “Articles of Incorporation” before and after amendments
7.	Comparison table for the “Guidelines for Acquisition or Disposition of Assets” before and after amendments
8.	Comparison table for the “Operating Guidelines for Conducting Derivative Transactions” before and after amendments
9.	Comparison table for the “Guidelines for Lending” before and after amendments
10.	Comparison table for the “Guidelines for Endorsements and Guarantees” before and after amendments

IV.Appendices

1.	Shareholding of directors and supervisors
2.	AUO Rules and Procedures for Shareholders' Meeting
3.	Articles of Incorporation (before amendments)
4.	Influence of proposed stock dividend distribution upon 2007 operating performance, EPS, and return on investment
5.	Earning distribution proposal and the presumed EPS after the distribution

------Disclaimer----
THIS IS A TRANSLATION OF THE ADGENDA FOR THE 2007 ANNUAL GENERAL SHAREHOLDERS’ MEETING (“THE AGENDA”) OF AU OPTRONICS CORP. (“THE COMPANY”). THE TRANSLATION IS FOR REFERENCE ONLY. IF THERE IS ANY DISCREPANCY BETWEEN THE ENGLISH VERSION AND CHINESE VERSION, THE CHINESE VERSION SHALL PREVAIL.

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I. Meeting Procedure

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AU Optronics Corp.
2007 Annual General Shareholders’ Meeting Procedure

1.	Commencement

2.	Chairman’s address

3.	Report items

4.	Acceptances

5.	Discussions and Elections

6.	Extraordinary motions

7.	Adjourn meeting

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II. Meeting Agenda

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AU Optronics Corp.
2007 Annual General Shareholders’ Meeting Agenda

1.	Time: 9:00 a.m., June 13, 2007
2.	Place: 2 Hsin-An Road, Hsinchu Science Park, Hsinchu, Taiwan, R.O.C.
(Auditorium in the Activity Center of Hsinchu Science Park)
3.	Attendants: All shareholders or their proxy holders
4.	Chairman’s address
5.	Report Items

(1)	2006 Business Report.

(2)	Supervisors’ Report of 2006 Audited Financial Reports.

(3)	Report of indirect investments in China in 2006.

(4)	Report on the merger with Quanta Display Inc. (“QDI”).

(5)	Report on the “Rules for Meetings of Board of Directors”.

6.     Acceptances

(1)	To accept the 2006 Business Report and Financial Statements.

(2)	To accept the proposal for distribution of 2006 profits.

7.     Discussions and Elections

(1)	To approve the capitalization of 2006 stock dividends and employee stock bonus.

(2)	To approve the revisions to Articles of Incorporation.

(3)	To approve the revisions to “Guidelines for Acquisition or Disposition of Assets”, “Operating Guidelines for Conducting Derivative Transactions”, “Guidelines for Lending” and “Guidelines for Endorsements and Guarantees”.

(4)	To elect the Directors.

(5)	To release the Directors from non-competition restrictions.

8.	Extraordinary Motions

9.	Adjourn Meeting

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1. Report Items

(1)	2006 Business Report

Explanation : The 2006 Business Report is attached hereto as attachment 1.

(2)	Supervisors’ Report of 2006 Audited Financial Report

Explanation : The Supervisors’ Report is attached hereto as attachment 2.

(3)	Report of indirect investments in China in 2006

Explanation: The status of the Company’s indirect investments in China:

As of Dec. 31, 2006
Investee	Method of	Accumulated investment	Limit for investment
	investment	amount	amount in China*
AU Optronics (Suzhou)		USD 200,000 thousand
Corp.		(or NTD 6,705,733 thousand)
AU Optronics (Shanghai)		USD 1,000 thousand
Corp.		(or NTD 33,400 thousand)
Darwin Precisions (Suzhou)	Indirect	USD 7,500 thousand
Corp.	investment	(or NTD 245,362 thousand)	NTD 47,646,861 thousand
AU Optronics (Xiamen)	through an	USD 50,000 thousand
Corp.	offshore entity	(or NTD 1,616,600 thousand)
Darwin Precisions (Xiamen)		USD 3,000 thousand
Corp.		(or NTD 96,015 thousand)
Tech-Well (Shanghai) Corp.		USD 80,000 thousand
(or NTD 2,647,920 thousand)

*	As per local regulations, the limit is calculated based on AUO’s net worth as of Dec 31, 2006 as follows (Amount in NTD million): [net worth 230,734 – 10,000] * 20% + 5,000 * 30% + 5,000 * 40%.

(4)	Report on the merger with Quanta Display Inc. (“QDI”)

Explanation :
-
In order to upgrade the Company’s competitiveness and expand the Company’s market share, each of the Company’s and QDI’s board of directors and shareholders meeting held on June 15, 2006 approved the merger between the Company and QDI under the Merger and Acquisition Law and the Company Law. Upon consummation of the merger, the Company is the surviving company and QDI is a dissolved company.

-
The Company issued one common share for every 3.5 common shares of QDI (after dividend distribution) and the total number of common shares issued by the Company to shareholders of QDI for merger is 1,479,110,029 common shares.

-	The record date for merger is October 1, 2006 and all merger procedures have been completed in accordance with the applicable laws and regulations.
-	The merger has been approved by the Financial Supervisory Commission on August 15, 2006 (Jing-Kuan-Cheng-1-Tzu-Di No. (1)-0950134972).

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(5) Report on the “Rules for Meetings of Board of Directors”

Explanation :
-
It is proposed to revise the “Rules for the Meetings of Board of Directors” to comply with the ROC Securities and Exchange Act and the Regulations Governing Procedure for Board of Directors Meetings of Public Companies.

-	The Rules for Meetings of Board of Directors is attached hereto as Attachment 3.

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2.     Acceptances and Discussions

(2)	To accept the 2006 Business Report and Financial Statements (the proposal was submitted by the Board of Directors)

Explanation :
-
The 2006 Financial Statements, including Balance Sheet, Statement of Income, Statement of Changes in Stockholders' Equity, and Statement of Cash Flows, have been audited by KPMG and approved by the Board of Directors. The Supervisors have reviewed the 2006 Business Report and Financial Statements.

-	For 2006 Business Report, Supervisors’ Review Report, and Financial Statements thereto, please refer to Attachment 1, 2 and 4 (page 13-15 and page 20- 27).

Resolution :

(3)	To accept the proposal for distribution of 2006 profits (the proposal was submitted by the Board of Directors)

Explanation :
-	The proposed distributions are allocated from 2006 earnings available for distribution.
-	The proposed have been approved by the Board of Directors and reviewed by the Supervisors. For 2006 earning distribution statement, please refer to Attachment 5 (page 28).

Resolution :

(4)	To approve the capitalization of 2006 stock dividends and employee stock bonus (the proposal was submitted by the Board of Directors)

Explanation :
-
For the purpose of capacity expansion, it is proposed that a total of NTD 2,088,311,590 (representing 208,831,159 common shares) from AUO’s retained earnings be capitalized and of which NTD 1,514,792,890 is allocated for shareholder stock dividend and NTD 573,518,700 for employee stock bonus.

-
The capitalization plan will take effect upon the approval of related authorities. The stock dividend distribution will be based on the list of shareholders registered as of the record date of stock dividend. Each shareholder will be entitled to receive 20 common shares for every 1,000 common shares. If a portion of the dividend does not amount to one full share, the shareholders concerned may pool together fractional shares to form one full share and register the same within 5 days from the record date. Shareholders will be paid unregistered fractions of shares in cash based on the fraction of the face value represented with calculations rounded down to the nearest one NTD. The remaining shares will be designated for subscription at face value by AUO Employee Welfare Commission. AUO’s Chairman is authorized to decide the allocation of employee stock bonus.

-
It is proposed to authorize the Board of Directors to adjust the amount of dividends distributed if the number of outstanding shares changes as a result of the exercise of employee stock options, the conversion of convertible bonds, or the issuance of new common shares.

-	The rights and obligations of the new common shares are the same as existing ones.
-
The capacity expansion plan concerned will be completed by end of 2008, which is expected to result in the increase of the Company total production volume by approximately 900 thousand pieces from 2007 to 2011. The Board of Directors is authorized to determine or

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amend all the matters related to the capacity expansion plan concerned, including but not limited to the use of proceeds and the schedule and estimated effect, as required by the competent authority or the market conditions.
-	The Board is authorized to set the record date of stock dividend after the capitalization plan receives approval from related authorities.

Resolution :

(5)	To approve the revisions to Articles of Incorporation (the proposal was submitted by the Board of Directors)

Explanation :
-	It is proposed that Articles 10, 10-1, 10-2, 14, 15 and 17 be amended to accommodate the revision of law and regulation and the Company’s operation needs.
-	A comparison table for the Articles of Incorporation before and after revisions is attached hereto as attachment 6 (page 29-31).

Resolution :

(6)	To approve the revisions to “Guidelines for Acquisition or Disposition of Assets”, “Operating Guidelines for Conducting Derivative Transactions”, “Guidelines for Lending” and “Guidelines for Endorsements and Guarantees”. (the proposal was submitted by the Board of Directors)

Explanation :
-
It is proposed to revise the “Guidelines for Acquisition or Disposition of Assets”, “Operating Guidelines for Conducting Derivative Transactions”, “Guidelines for Lending” and “Guidelines for Endorsements and Guarantees” to accommodate the revision of law and regulation and the Company’s operation needs.

-
The comparison tables for the “Guidelines for Acquisition or Disposition of Assets”, “Operating Guidelines for Conducting Derivative Transactions”, “Guidelines for Lending” and “Guidelines for Endorsements and Guarantees” before and after amendments are attached hereto as attachment 7~10 (page 32-63).

Resolution :

(7)      To elect the Directors. (the proposal was submitted by the Board of Directors)

Explanation :

-
The term of the office of the fourth term of directors and supervisors will expire on April 28, 2007. Thus, the board of directors proposes the 2007 annual general shareholders meeting to elect nine directors (including three independent directors) in accordance with the Company’s Articles of Incorporation. The term of office of the new directors (including independent directors) is three years from the date on which they are elected at the 2007 annual general shareholders meeting. The old directors will leave their office on the date the new directors are elected. Because the Company will set the audit committee in accordance with the Securities and Exchange Law, thus, the Company will not have supervisors any more.

Resolution :
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(8)	To release the Directors from non-competition restrictions. (the proposal was submitted by the Board of Directors)

Explanation :
-
According to Article 209 of the Company Law, any Director conducting business for himself/herself or on another's behalf and the scope of the business coincides with the Company's business scope shall explain at the Shareholders’ Meeting the essential contents of such conduct, and obtain approval from shareholders in the Meeting.

-	It is proposed to release the newly-elected Directors from non-competition restrictions.

Resolution :

3.	Extraordinary Motions

4.	Adjourn Meeting

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III. Attachments

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Attachment 1:

2006 Business Report

      2006 was a year of expansion for AU Optronics Corp. (AUO). In April 2006, we announced our merger with Quanta Display, Inc. (QDI), a transaction which we successfully completed on October 1, 2006. This transaction represented the second merger in our history since the merger of Acer Display and Unipac in 2001 which established AUO. The two successful mergers have expedited our growth strategy and has positioned us alongside our Korean counterparts, Samsung and LG Philips, as world-class leaders in the TFT-LCD industry.

      Our consolidated revenues in 2006 reached a record NT$293.1 billion, a 34.8% increase over the previous year. However, our net income decreased to NT$9.1 billion amid pricing pressures. Relative to the overall TFT-LCD industry performance, we continued to demonstrate a strong earning capability despite difficult market conditions.

      The TFT-LCD industry has gone through a period of transformation in the past year. As we look back, there are four major trends worth mentioning:

1.	Industry competition clearly favors large scale competitors as evidenced by the fact that the world’s top three TFT-LCD panel makers are making up more than 65% of the total market share and 70% of the LCD TV panel market.

2.	The TFT-LCD industry is taking a more rational approach towards capital investment which will help maintain a balance between market supply and demand resulting in order in the marketplace.

3.	Increasing barriers to entry relating to the establishment of new generation fabs will widen the gap between tier one and tier two manufacturers in terms of capacity planning and technology advancement.

4.	The continuous growth of the consumer electronics product-segment requires our product cycle to align with the consumer electronics market. Accordingly, we have to carefully manage our capacity planning and production costs to efficiently meet seasonal demand.

      Our management team has developed its operational focus for 2007, which will be an extension of our operating plan in 2006. The following five business initiatives will be the basis of our continuous growth and achievements:

1.	Our Taichung G7.5 operation commenced volume production in the fourth quarter of 2006, which made us the first volume supplier in Taiwan of 40”, 42” and 46” LCD TV panels. By July 2007, our G7.5 fabrication facility will be operating on full capacity, which will further strengthen our global position.

2.	Our merger with QDI will reinforce our competitive advantage in the market place in numerous ways. We believe benefits of this merger will be realized in the second quarter of this year as we combine QDI into our operating structure.

3.	In addition to enhancing our competitive advantage in information technology (IT) display products for monitors and notebooks, we also plan to further develop our business in the area of LCD TV and mobile displays.

4.	To cope with the new competitive environment, we are transforming our operational model from one that is driven by manufacturing to one that focuses more on our customers. We are reorganizing our operations into three business groups: IT Display Business Group (ITBG), Television Display Business Group (TVBG) and Consumer Product Display

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Business Group (CPBG). Each business group will be vertically integrated and will have designated teams in research and development, manufacturing and supply chain management, which will offer a total solution to our end customers.

5.	In 2007, for the first time, we will experience negative growth in our capital expenditures. We believe this will improve our loading rates of our fabs and help us actively manage our assets.

      AUO celebrated its 10th anniversary in August 2006. The theme from our celebratory activities was, “Full-fledged At Ten Years Old, AUO Full Of Heartfelt Gratitude.” We are grateful for the long-term support from our shareholders, employees and their devoted families. In return, AUO’s management team will strive to achieve maximum return for our shareholders.

Thank You.

/s/ KY Lee
KY Lee, Chairman and CEO

/s/ HB Chen
HB Chen, President and COO

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Attachment 2:

Supervisors’ Review Report

The Board of Directors has prepared and submitted to us the Company’s 2006 Financial Statements, which have been audited by KPMG. The Financial Statements present fairly the financial position of the Company and the results of its operations and cash flows. We, as the Supervisors of the Company, have reviewed these Financial Statements, Business Report, and the proposals relating to distribution of net profit. According to Article 219 of the Company Law in ROC, we hereby submit this report.

AU Optronics Corp.

Supervisors:

/s/ Chieh-Chien Chao
Chieh-Chien Chao

Representative of China Development Industrial Bank

/s/ David Chen
Shin (David) Chen

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Attachment 3:

AU OPTRONICS CORP.
(the “Company”)

Rules for Meetings of Board of Directors
(the “Rules”)

Article 1Scope

Unless otherwise provided by the relevant laws and regulations or the Company’s Articles of Incorporation (“AOI”), meetings of the board of directors of the Company (the “Meetings”) shall be conducted in accordance with the Rules.

Article 2Convening the Meetings and Notices of the Meetings

The Company shall convene the Meetings quarterly and shall send the notice of each Meeting specifying the reasons for the Meeting to each director and supervisor seven days prior to the relevant Meeting, provided that the Company may convene the Meetings from time to time for urgent matters.

The first Meeting of each term of the board of directors shall be convened and chaired by the director (“Eligible Director”) who received a ballot representing the largest number of votes for election of directors at the shareholders meeting. If there are more than two Eligible Directors, the Eligible Directors shall elect one Eligible Director to convene and chair the Meeting.

Article 3Place and Time for the Meetings

Place and time of the relevant Meeting shall be specified in the notice for such Meeting.

Article 4In Charge Department and Meeting Materials

The in charge department (“In Charge Department”) for the Meetings is the finance department.

The In Charge Department shall set the agenda to be discussed at the Meeting and provide the sufficient materials for the Meeting which shall be sent out together with the notice for Meeting. If any director thinks the materials are not sufficient, he/she/it may request the In Charge Department to provide the supplement materials.

The agenda of the Meetings to be periodically convened shall include the following items:

I.           Report Items:

1.	Minutes of the last Meeting and implementation status.
2.	Report on important financial business.

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3.	Report on important audit business.
4.	Report on other important business or items.

II.          Discussion Items:

1.	Discussion items reserved by the last Meeting.
2.	Discussion items for this Meeting.

III.     Extraordinary Motions

The following matters shall be submitted to the Meetings for discussion:

1.	The Company’s business plan.
2.	The Company’s financial statements.
3.	Adoption of or amendment to the Company’s internal control system.
4.	Adoption of or amendment to the Company’s Guidelines for Acquisition or Disposal of Assets, the Company’s Guidelines for Conducting Derivative Transactions, the Company’s Guidelines for Capital Lending, and the Company’s Guidelines for Endorsements and Guarantees.
5.	Offering, issuance or private placement of equity securities.
6.	Appointment or discharge of the head of the finance department, the accounting department or internal auditing department.
7.	Any matters required by Article 14-3 of the Securities and Exchange Law, other applicable laws or regulations or the AOI to be approved by the resolutions adopted by the shareholders meeting or to be submitted to the Meetings or any other significant matters as prescribed by the competent authority.

Article 5Preparation of Attendance Books and other Documents

Each director, supervisor and other person attending the Meetings shall sign in the attendance book. If any director or supervisor attends the Meetings via video conference, such director or supervisor shall be deemed as attendance in person and such shall be recorded in the attendance book.

Article 6Audio or Video Recording of Process of the Meetings

The entire proceedings of the Meetings shall be recorded on audio or video and such recordings shall be kept by the Company for at least five years.

If there is a lawsuit arising with respect to a resolution adopted at a Meeting, the relevant audio or video recordings shall be preserved for a further period, in which case, the preceding paragraph does not apply.

Where a Meeting is held via video conference, the audio or video recordings of such Meeting form a part of the Meeting minutes and shall be preserved permanently.

Article 7Chairperson and Attending Persons

Meetings shall be called and chaired by the chairman of the board of directors. If the chairman of the board of directors is on leave or for any reason is unable to exercise the powers of the chairman, the

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vice chairman shall do so in place of the chairman, or, if there is no vice chairman or the vice chairman is also on leave or for any reason is unable to act, the chairman shall designate one director to act, or, if the chairman does not make such designation, the director elected by and from among themselves shall act.

A director appointing another director to attend a Meeting in his/her/its place, shall in each case give to that director a written proxy specifying the scope of authorization with respect to the reasons for the Meeting.

A director may accept one proxy from one director only.

The board of director shall invite the supervisors to attend the Meetings as non-voting participants. Attending supervisors may state their opinion.

The board of directors may also invite the managers of the relevant departments or other professionals to attend the Meetings and help directors to understand the Company’s business and respond to the questions raised by the directors.

Article 8Calling Meetings and Manner for Adoption of Resolutions

Agendas for the Meetings shall be set by the relevant personnel designated by the chairman and the Meetings shall proceed in accordance with the agendas.

When the time of a Meeting has arrived and one-half of the directors are not present, chairperson of the Meeting may announce postponement of the Meeting time, provided that only two postponements, in combined total of not more than one hour, may be made. If the quorum is still not met after two such postponements, the chairperson shall re-call the Meeting in accordance with the procedures prescribed by the relevant regulations.

During the Meeting, the chairperson may, at his discretion, set time for intermission. Unless otherwise announced by the chairperson, the Meeting shall not be adjourned. After adjournment of the Meeting, directors cannot elect by and from among themselves another chairperson to resume the Meeting. Unless otherwise approved by a majority of directors present at the Meeting, the chairperson cannot announce adjournment of the Meeting before all the discussion items listed in the agenda and extraordinary motions.

Each attending director has one vote with respect to each matter discussed at the Meeting.

Except otherwise provided by the Company Law or the AOI, a resolution on a matter discussed at the Meeting requires approval of a majority of the directors present at the Meeting that shall be attended by a majority of all directors. When a matter comes to a vote at a Meeting, if upon inquiry by the chairperson no director voices an objection, the subject matter is deemed approved, as if it has been approved by vote. If upon inquiry by the chairperson, there is any director voices an objection, the subject matter shall be voted. Voting shall be conducted in accordance with any of the following manners to be decided by the chairperson, provided that if any attendant voices an objection, the voting manner shall be decided by a majority of the directors present at the Meeting:

1.	voting by raising hands;

2.	voting by reading names of the directors; or

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3.      voting by casting ballots.

If there is amendment to or substitute for a discussion item, the chairperson shall decide the sequence of voting for such discussion item, the amendment or the substitute. If any one of them has bee approved, the others shall be deemed voted and no further voting is necessary.

If it is necessary to appoint persons to monitor and count ballots, such persons shall be appointed by the chairperson and results of voting shall be announced by the chairperson.

Article 9Minutes of Meetings and Signing Affairs

Discussion of matters at the Meetings shall fully consider opinion from the independent directors.

Summary of resolutions adopted at Meetings, voting manner and results shall be recorded accurately and completely. The dissenting opinion, if any, shall also be recorded. Minutes of the Meetings shall be affixed with the seals of the Company, the chairperson and the person who takes the minutes and distributed to each director and supervisor within 20 days after the Meeting. Production and distribution of the minutes may be done in electronic form.

Minutes of Meetings shall be preserved as important records of the Company during existence of the Company.

Article 10System for Avoiding Directors’ Conflict of Interest

Directors shall have good discipline. A director is prohibited from participating in discussion of or voting on a discussion item in which such director has a personal interest, which may impair the interest of the Company. Such director cannot vote nor exercise the voting right on behalf of another director.

Article 11Others

During the Meeting, in case of incident of force majeure, the chairperson may decide to temporarily suspend the Meeting or call the Meeting at different time. The matters not provided in the Rules shall be governed by the Company Law, the AOI or other applicable laws or regulations.

Article 12

The Rules were approved by the board of directors and become effective from January 1, 2007 and shall be submitted to the shareholders meeting for reporting. The same shall apply to amendments to the Rules.

The Rules were enacted on October 25, 2006 and the first amendment was made on June 13, 2007.

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Attachment 4:

AU OPTRONICS CORP.
Financial Statements
December 31, 2005 and 2006
(With Independent Auditors' Report Thereon)

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English Translation of Audit Report Originally Issued in Chinese

Independent Auditors’ Report

The Board of Directors
AU Optronics Corp.:

We have audited the balance sheets of AU Optronics Corp. as of December 31, 2006 and 2005, and the related statements of operations, changes in stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of China and the “Rules Governing Auditing and Certification of Financial Statements by Certified Public Accountants.” Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AU Optronics Corp. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with the Guidelines Governing the Preparation of Financial Reports, Business Accounting Law, Regulations Governing Business Accounting, and Accounting Principles Generally Accepted in the Republic of China by Securities Issuers.

We have also audited the consolidated financial statements of AU Optronics Corp. as of and for the years ended December 31, 2006 and 2005, and have expressed an unqualified opinion on such financial statements.

KPMG Certified Public Accountants

Hsinchu, Taiwan (the Republic of China)
March 19, 2006

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with the accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

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English Translation of Financial Statements Originally Issued in Chinese
AU OPTRONICS CORP.
Balance Sheets
December 31, 2005 and 2006
(Expressed in thousands of New Taiwan dollars )

	2006	2005
	NT$	NT$
Assets
Current assets:
Cash and cash equivalents	41,041,557	24,667,216
Notes and accounts receivable, net	46,992,982	34,841,347
Receivables from related parties	11,286,255	7,823,460
Other current financial assets	1,017,490	1,075,377
Inventories, net	37,168,055	16,508,466
Prepayments and other current assets	1,937,187	1,340,262
Deferred tax assets	2,669,232	3,709,886
Financial assets in available for sale-current	1,841,663	1,586,504
Total current assets	143,954,421	91,552,518
Long-term investments:
Equity method
Financial assets in available for sale-noncurrent	23,617,842	12,008,161
Financial assets at cost-noncurrent
Total long-term investments	23,617,842	12,008,161
Property, plant and equipment:
Land	6,273,615	3,590,536
Buildings	53,986,935	35,838,352
Machinery and equipment	392,989,948	232,185,409
Other equipment	13,705,439	9,611,988
	466,955,937	281,226,285
Less: accumulated depreciation	(133,189,203)	(88,479,610)
Construction in progress	3,182,163	559,132
Prepayments for purchases of land and equipment	18,438,903	14,897,429
Net property, plant and equipment	355,387,800	208,203,236
Intangible assets:
Technology related fees	2,485,374	2,483,329
Goodwill	14,288,008	-
Core Technology	3,369,392	-
	20,142,774	2,483,329
Other assets:
Idle assets, net	1,776,756	1,165,781
Refundable deposits	245,037	227,463
Deferred charges and others	2,459,633	1,087,466
Deferred tax assets	2,428,062	222,157
Restricted cash in bank	43,200	32,200
Long-term prepayments for materials	3,999,383	1,918,888
Prepaid pension	70,602	-
Total other assets	11,022,673	4,653,955
Total Assets	554,125,510	318,901,199

~ 22~

English Translation of Financial Statements Originally Issued in Chinese
AU OPTRONICS CORP.
Balance Sheets (continued)
December 31, 2005 and 2006
(Expressed in thousands of New Taiwan dollars)

	2006	2005
	NT$	NT$
Liabilities and Stockholders’ Equity
Current liabilities:
Short-term borrowings	-	-
Accounts payable	37,120,245	27,814,737
Payables to related parties	34,886,477	19,734,700
Accrued expenses and other current liabilities	12,611,410	8,927,674
Financial liabilities at fair value through income statement-current	506,632	-
Equipment and construction in progress payable	29,157,160	19,040,116
Current installments of long-term liabilities	26,973,494	8,185,222
Current installments of Bonds	10,818,265	-
Total current liabilities	152,073,683	83,702,449
Long-term liabilities:
Financial liabilities at fair value through income statement-noncurrent	1,534	-
Bonds payable, excluding current installments	16,000,000	12,000,000
Covertible bonds payable, excluding current installments	11,559,907	-
Long-term borrowings, excluding current installments	143,421,434	67,323,528
Derivative financial liability for hedging	322,619	-
Total long-term liabilities	171,305,494	79,323,528
Other liabilities	12,029	173,035
Total liabilities	323,391,206	163,199,012
Stockholders’ equity:
Capital stock:
Common stock, NT$10 par value	75,734,028	58,305,471
Capital surplus	110,679,508	57,664,144
Retained earnings:
Legal reserve	6,527,244	4,964,545
Special reserve	201,809	201,809
Unappropriated retained earnings	37,262,566	34,507,005
	43,991,619	39,673,359
Cumulative translation adjustment	305,857	59,213
Unrealized gain or loss on financial instrument	27,182	-
Deferred compensation cost	(3,890)	-
	329,149	59,213
Minority interest
Total stockholders’ equity	230,734,304	155,702,187
Commitments and contingent liabilities
Total Liabilities and Stockholders’ Equity	554,125,510	38,901,199

~ 23~

English Translation of Financial Statements Originally Issued in Chinese
AU OPTRONICS CORP.
Statement of Income
Years ended December 31, 2005 and 2006
(Expressed in thousands of New Taiwan dollars, except for per share data)

	2006	2005
	NT$	NT$

Net sales	293,028,061	217,295,128
Cost of goods sold	265,676,687	189,750,849
Gross profit	27,351,374	27,544,279
Operating expenses :
Selling	6,351,810	3,632,146
General and administrative	3,113,829	3,057,796
Research and development	4,717,800	4,861,233
	14,183,439	11,551,175
Operating income	13,167,935	15,993,104
Non-operating income and gains:
Interest income	1,084,706	210,405
Investment gain recognized by equity method investment, net	-	308,337
Gain on sale of investments, net	-	106,080
Foreign currency exchange gain, net	512,261	629,050
Other income	360,471	168,330
	1,957,438	1,422,202
Non-operating expenses and losses:
Interest expense	2,924,452	1,118,335
Investment loss recognized by equity method investment, net	974,086	-
Long-lived assets impairment loss	268,984	13,350
Loss on valuation of financial asset	610,629	-
Other loss	228,188	183,201
	5,006,339	1,314,886
Income before income tax	10,119,034	16,100,420
Income tax expense	976,576	473,429
Net income before cumulative effect of changes in accounting principles	9,142,458	15,626,991
Cumulative effect of changes in accounting principles	(38,986)	-
Net income	9,103,472	15,626,991
Attributable to:
Equity holders of the parent company
Minority interest
Net income
Earnings per common share:
Basic earnings per common share	$1.41	$2.77
Diluted earnings per common share	$1.31	$2.77
Basic earnings per common share –
retroactively adjusted	-	$2.65
Diluted earnings per common share –
retroactively adjusted	-	$2.65

~ 24 ~

English Translation of Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP.
Statements of Stockholders' Equity
Years ended December 31, 2005 and 2006
(Expressed in thousands of New Taiwan dollars, US dollars and shares)

	Capital Stock				Retained Earnings
						Unappropriated		Unrealized
						earnings	Cumulative	gain or loss	Deferred
	Common	Common	Capital	Legal	Special	(accumulated	translation	on financial	compensation	Treasury	Minority
	shares	stock	surplus	reserve	reserve	deficit)	adjustment	intrument	cost	stock	interest	Total
Balance at December 31, 2005		$49,580,409	45,165,093	2,168,260	-	34,104,623	(201,809)	-	-	(250,981)	--	130,565,595
Appropriation for legal reserve		-	-	2,796,285	-	(2,796,285)	-	-	-	-	--	-
Appropriation for special reserve		-	-	-	201,809	(201,809)	-	-	-	-	--	-
Cash dividends		-	-	-	-	(5,935,249)	-	-	-	-	--	(5,935,249)
Issuance of shareholders stock dividends		4,451,437	-	-	-	(4,451,437)	-	-	-	-	--	-
Issuance of employee stock bonus		973,625	-	-	-	(973,625)	-	-	-	-	-	-
Cash employees’ profit sharing		-	-	-	-	(649,084)	-	-	-	-	-	(649,084)
Directors’ and supervisors’ remuneration		-	-	-	-	(37,447)	-	-	-	-	-	(37,447)
Issuance of common stock for cash		3,300,000	12,294,150	-	-	-	-	-	-	-	-	15,594,150
Issuance of treasury stock to
employees(note4-12)		-	-	-	-	(73,076)	-	-	-	250,981	-	177,905
Effect of disproportionate participation in
investee’s capital increase		-	204,901	-	-	(106,597)	-	-	-	-	--	98,304
Net income for 2005		-	-	-	-	15,626,991	-	-	-	-	--	15,626,991
Cumulative translation adjustment		-	-	-	-	-	261,022	-	-	-	--	261,022
Balance at December 31, 2005
		58,305,471	57,664,144	4,964,545	201,809	34,507,005	59,213	-	-	-	--	155,702,187
Appropriation for legal reserve		-	-	1,562,699	-	(1,562,699)	-	-	-	-	--	-
Cash dividends		-	-	-	-	(1,749,164)	-	-	-	-	--	(1,749,164)
Issuance of shareholders stock dividends		1,749,164	-	-	-	(1,749,164)	-	-	-	-	--	-
Issuance of employee stock bonus		886,051	-	-	-	(886,051)	-	-	-	-	--	-
Cash employees’ profit sharing		-	-	-	-	(379,736)	-	-	-	-	--	(379,736)
Directors’ and supervisors’ remuneration		-	-	-	-	(21,097)	-	-	-	-	--	(21,097)
Issuance new shares from merger under
purchase method		14,791,100	52,957,471	-	-	-	-	-	-	-	--	67,748,571
Acquisition of QDI’s stock options		-	79,952	-	-	-	-	-	(6,570)	-	--	73,382
Deferred compensation cost		-	-	-	-	-	-	-	2,680	-	--	2,680
Issuance of stock from exercising stock options		2,242	6,390	-	-	-	-	-	-	-	--	8,632
Effect of disproportionate participation in
investee’s capital increase and unrealized
gain or loss on financial instrument(note 4-6)		-	(28,449)	-	-	-	-	11,912	-	-	--	(16,537)
Net income for 2006		-	-	-	-	9,103,472	-	-	-	-	--	9,103,472
Unrealized gain or loss on available for sale
financial assets		-	-	-	-	-	-	255,159	-	-	--	255,159
Unrealized gain or loss on cash flow hedge		-	-	-	-	-	-	(239,889)	-	-	--	(239,889)

Cumulative translation adjustment		-	-	-	-	-	246,644	-	-	-	--	246,644
Adjustments for changes in minority interests		-	-	-	-	-	-	-	-	-	--	-
Balance at December 31, 2006		75,734,028	110,679,508	6,527,244	201,809	37,262,566	305,857	27,182	27,182	-	--	230,734,304

~ 25 ~

English Translation of Financial Statements Originally Issued in Chinese
Statements of Cash Flows
Years ended December 31, 2005 and 2006
(Expressed in thousands of New Taiwan dollars and US dollars)

	2006	2005
	NT$	NT$
Cash flows from operating activities:
Net income	$9,103,472	$15,626,991
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	49,548,668	32,259,078
Amortization of intangible assets and deferred charges	-	-
Provision for inventory devaluation	2,956,725	576,949
Investment loss (gain)	-	(106,080)
Proceeds from cash dividends	-	187,425
Unrealized foreign currency exchange loss (gain), net	(393,310)	(391,789)
Provision for idle assets revaluation and others	268,984	13,350
Loss from disposal of property, plant and equipment	4,143	26,325
Amortization of discount for convertible bonds and
commercial paper	(549,683)	-
Loss on valuation of financial asset and cumulative effect of
changes in accountting principles	974,086	(308,337)
Loss on valuation of financial asset and Cumulative
effect of changes in accounting principles	712,993	-
Increase in notes and accounts receivable (including related
parties)	1,709,304	(22,088,556)
Increase in inventories	(16,492,930)	(3,291,942)
Decrease (increase) in prepayments and other current assets	-	-
Increase in deferred tax assets, net	(153,852)	(1,048,303)
Increase in long-term prepayments for materials	1,363,060	(3,348,409)
Increase in notes and accounts payable (including related
parties)	6,220,677	22,521,812
Increase in accrued expenses and other current liabilities	5,842,244	3,960,143
Increase (decrease) in accrued pension liabilities and others	(87,790)	(19,299)
Net cash provided by operating activities	61,026,791	44,569,358
Cash flows from investing activities:
Purchase of short-term investment	-	-
Proceeds from disposal of short-term investments	-	-
Acquisition of property, plant and equipment	(76,965,480)	(76,992,745)
Proceeds from disposal of property, plant and equipment	32,322	402,956
Purchase of long-term investments	(11,423,417)	(417,137)
Proceeds from disposal of long-term investments	-	297,198
Proceeds from long-term investments returned	-	-
Increase in intangible assets and deferred charges	(1,740,080)	(2,756,635)
Decrease in refundable deposits	51,016	882,221
Increase in restricted cash in bank	(11,000)	(3,000)
Proceeds from acquisition of being mergered company	14,217,915	-
Net cash used in investing activities	75,838,724	(78,587,142)
Cash flows from financing activities:
Increase (decrease) in short-term borrowings	-	(5,800,000)
Increase (decrease) in guarantee deposits	704	15
Increase in long-term borrowings and bonds payable	50,318,600	44,657,750
Proceeds from long-term borrowings and bonds payable	(16,772,480)	(5,896,110)
Issuance of common stock for cash	-	15,594,150
Cash dividends	(1,749,164)	(5,935,249)

~ 26 ~

English Translation of Financial Statements Originally Issued in Chinese
Statements of Cash Flows (continued)
Years ended December 31, 2005 and 2006
(Expressed in thousands of New Taiwan dollars and US dollars)

Proceeds from issuance of treasury stock	-	177,905
Proceeds from issuance of subsidiary shares to minority
interests	-	-
Net cash provided by (used in) financing activities	31,405,459	42,111,930
Effect of exchange rate change on cash	(219,185)	44,512
Cash decrease resulting from consolidated entity changes
Net increase (decrease) in cash and cash equivalents	16,374,341	8,138,658
Cash and cash equivalents at beginning of year	24,667,216	16,528,558
Cash and cash equivalents at end of year	41,041,557	24,667,216
Supplemental disclosures of cash flow information:
Cash paid for interest expense	2,452,789	1,009,396
Cash paid (received) for income taxes	1,232,844	607,279
Additions to property, plant and equipment:
Increase in property, plant and equipment	79,914,578	90,530,309
Increase in equipment and construction in process payable	(2,949,098)	(13,537,564)
Cash paid	76,965,480	76,992,745
Supplementary disclosure of non-cash investing and financing activities
Current installments of long-term liabilities	37,791,756	8,185,222
Cash acquired through merger:
Liability assumed from QDI	$111,880,411
Goodwill acquired	(14,288,008)
Common stock issued for acquisition of QDI	67,764,472
Stock options assumed from QDI	73,383
Non-cash assets assumed from QDI	(151,212,343)
Cash acquired though merger	14,217,915

~ 27 ~

Attachment 5:

2006 Earnings Distribution Statement	Amount in NTD

Items	Amount
Net profit, 2006	9,103,471,536
Less:
10% provisioned as legal reserve	910,347,154
2006 earnings available for distribution	8,193,124,382
Plus:
Un-appropriated retained earnings for previous years	28,159,094,336
Reversal of Special Reverse	201,808,797
Un-appropriated retained earnings up to Dec. 31, 2006	36,554,027,515
Earnings distribution items:
Remunerations to directors and supervisors (Note 1)	30,500,000
Profit sharing to employees in cash	245,793,731
Profit sharing to employees in stock	573,518,700
Stock dividends to common shareholders	1,514,792,890
Cash dividends to common shareholders (Note 2)	1,514,792,891
Total earnings distribution	3,879,398,212
Un-appropriated retained earnings after earnings distribution	32,674,629,303

Note:

1.	Reversal of reservation for debit balance of 2004 cumulative translation adjustment.
2.	Allocated as 0.37% of 2006 earnings available for distribution.
3.	A list of shareholders as of the dividend record date will be entitled for cash dividends. Cash dividends will be paid per the number of shares held as of the record date, with calculations rounded down to the nearest one NTD.

~ 28 ~

Attachment 6:

Comparison Table for the Articles of Incorporation
Before and After Amendments

Number			Reason for
of Article	Before Amendment	After Amendment	Amendment
Article 10			To be
comprehensive
	Board of Directors and Supervisors	Board of Directors and Audit Committee

	The Company shall have seven to nine directors	The Company shall have seven to nine directors
	and three supervisors elected at shareholders'	and three supervisors elected at shareholders'
	meetings and the person to be elected must have	meetings and the person to be elected must have
	legal competence. The term of office for all	legal competence. The term of office for all
	directors and supervisors shall be three (3) years.	directors and supervisors shall be three (3) years.
	The directors and supervisors are eligible for	The directors and supervisors are eligible for
	re-election.	re-election. The number of the directors shall be
	The Board is authorized to determine the	decided by the board of directors.
	compensation for the directors and supervisors,	The Board is authorized to determine the
	taking into account the extent and value of the	compensation for the directors and supervisors,
	services provided for the Company’s operation and	taking into account the extent and value of the
	with reference to the standards of local and	services provided for the Company’s operation and
	overseas industry.	with reference to the standards of local and
overseas industry.
Article			To be
10-1	t to the Article 183 of the Securities and Exchange	~~In p~~ Pursuant to the Article 14-2 and Article 183 of	comprehensive
	ompany shall have 3 independent directors on the	the Securities and Exchange Act, the Company
	independent directors shall be nominated under the	shall have 3 independent directors on the Board.
	Nomination System, and be elected from among the	The independent directors shall be nominated under
	isted in the roster of independent director	the Candidate Nomination System, and be elected
	The professional qualifications, restrictions on the	from among the nominees listed in the roster of
	ngs and concurrent positions held, method of	independent director candidates. The professional
	n, and other matters with respect to independent	qualifications, restrictions on the shareholdings and
	hall be handled in accordance with the relevant laws	concurrent positions held, method of nomination,
	ions.	and other matters with respect to independent
directors shall be handled in accordance with the
relevant laws and regulations.
Article	This is a new article	Pursuant to Article 14-4 and Article 183 of the	To
10-2		Securities and Exchange Law, the Company shall	accommodate
		have the audit committee which shall be composed	the
		of all independent directors. The first term of	amendment to
		audit committee shall be established on the date on	law and
		which the first term of independent directors are	regulation
elected in accordance with Article 10-1.
Commencing from the date on which the audit
committee is established, the provisions relating to
supervisors in Article 10 shall cease to be applied.
The term of office of the elected supervisors shall
expire on the date on which the provisions relating
to supervisors in Article 10 shall cease to be
applied.
Article 15	Where the Company has a profit at the end of each	Where the Company has a profit at the end of each	To
	fiscal year, the Company shall first allocate the	fiscal year, the Company shall first allocate the	accommodate
	profit to recover losses for preceding years. Ten	profit to recover losses for preceding years. Ten	the
	percent of any remaining net earnings shall be	percent of any remaining net earnings shall be	amendment to
	allocated as the Company's legal reserve and a	allocated as the Company's legal reserve and a	law and
	certain amount shall be allocated as special reserve	certain amount shall be allocated as special reserve	regulation
	in accordance with applicable laws and regulations	in accordance with applicable laws and regulations
	or as requested by the competent authority. The	or as requested by the competent authority. The
	balance shall be distributed as follows:	balance shall be distributed as follows:

~ 29 ~

	1. employee bonus: 5% to 10%;	3. employee bonus: not less than 1%.
	2. remuneration of directors and supervisors: not	4. remuneration of directors ~~and supervisors~~ : no
	more than 1%; and	more than 1%; and
	3. all or a portion of the remaining balance shall	3. all or a portion of the remaining balance shall
	be distributed as shareholders' dividends.	be distributed as shareholders' dividends.

	The Company's dividend policy is to pay dividends	The Company's dividend policy is to pay dividends
	from surplus. consideration of factors such as the	from surplus. consideration of factors such as the
	Company's current and future investment	Company's current and future investment
	environment, cash requirements, competitive	environment, cash requirements, competitive
	conditions inside and outside of the R.O.C. and	conditions inside and outside of the R.O.C. and
	capital budget requirements, the shareholders'	capital budget requirements, the shareholders'
	interest, maintenance of a balanced dividend and	interest, maintenance of a balanced dividend and
	the Company's long term financial plan, the Board	the Company's long term financial plan, the Board
	shall propose the profit allocation each year subject	shall propose the profit allocation each year subject
	to relevant laws, then submit such proposal to the	to relevant laws, then submit such proposal to the
	shareholders' meeting for approval. In principle,	shareholders' meeting for approval. In principle,
	no less than 10% of the total dividend to be paid	no less than 10% of the total dividend to be paid
	with respect to any fiscal year shall be paid in the	with respect to any fiscal year shall be paid in the
	form of cash. However, the ratio for cash	form of cash. However, the ratio for cash
	dividend may be adjusted in accordance with the	dividend may be adjusted in accordance with the
	actual profits generated in and the operation status	actual profits generated in and the operation status
	of the fiscal year concerned.	of the fiscal year concerned.
Article	This is a new article	Subject to the resolutions adopted by the	To
15-1		shareholders meeting, the Company may issue	accommodate
		employee stock options at the price which is lower	the
		than the closing price of the Company’s stock as of	amendment to
		the issuance date.	law and
regulation and
the
Company’s
operation need
Article	This is a new article	Subject to the resolutions adopted by the	To
15-2		shareholders meeting, the Company may transfer	accommodate
		the treasury shares to employees at the price which	the
		is lower than the buy back price of such treasury	amendment to
		shares.	law and
regulation and
the
Company’s
operation need
Article 17	These Articles of Incorporation were enacted by the	These Articles of Incorporation were enacted by the	To add
	promoters in the promoters meeting held on July	promoters in the promoters meeting held on July	amendment
	18, 1996 and were effectively approved by the	18, 1996 and were effectively approved by the	date
	competent authority.	competent authority.

	The first amendment was made on September 18,	The first amendment was made on September 18,
	1996.	1996.

	The second amendment was made on September	The second amendment was made on September
	15, 1997.	15, 1997.

	The third amendment was made on April 23, 1998.	The third amendment was made on April 23, 1998.

	The fourth amendment was made on April 23,	The fourth amendment was made on April 23,
	1999.	1999.

~ 30 ~

The fifth amendment was made on March 9, 2000.	The fifth amendment was made on March 9, 2000.

The sixth amendment was made on May 10, 2001.	The sixth amendment was made on May 10, 2001.

The seventh amendment was made on May 10,	The seventh amendment was made on May 10,
2001.	2001.

The eighth amendment was made on October 17,	The eighth amendment was made on October 17,
2001.	2001.

The ninth amendment was made on May 21, 2002.	The ninth amendment was made on May 21, 2002.

The tenth amendment was made on May 29, 2003.	The tenth amendment was made on May 29, 2003.

The eleventh amendment was made on April 29,	The eleventh amendment was made on April 29,
2004.	2004.

The twelfth amendment was made on June 14,	The twelfth amendment was made on June 14,
2005.	2005.

The thirteenth amendment was made on June 15,	The thirteenth amendment was made on June 15,
2006.	2006.

The fourteenth amendment was made on June 13,
2007.

~ 31 ~

Attachment 7:
Comparison Table for Guidelines for Acquisition or Disposition of Assets
(“ Handling Procedures for Acquisition or Disposal of Assets ”)
(“Handling Procedures”)
Before and After Amendments

Number	Before amendment	After amendment	Reasons for
of Article			Amendment

Article 1	In order to provide specific operating rules in respect	In order to provide specific operating rules in respect	To
	of acquisition or disposal of assets by the Company,	of acquisition or disposal of assets by the Company,	accommodate
	the Operational Procedures are enacted in accordance	the Handling Procedures are enacted in accordance	the amendment
	with the “Guidelines for Handling Acquisition or	with the “Guidelines for Handling Acquisition or	of law and
	Disposal of Assets by Public Company” issued by the	Disposal of Assets by Public Company” issued by the	regulation
	Securities and Futures Commission (“SFC”) on	Financial Supervisory Commission (“FSC”) of the
	December 10, 2002 per the SFC letter (Ref. No.:	Executive Yuan .
Tai-Tsai-Cheng-(1)-0910006105).
Article 2	Scope of Application	Scope of Application	To
accommodate
	(1) Long term and short term investments such as	(1) Long term and short term investments such as	the amendment
	stock, government bonds, corporate bonds,	stock, government bonds, corporate bonds,	of law and
	financial debentures, domestic beneficiary	financial debentures, securities representing interest	regulation
	certificates, oversea mutual funds, depositary	in a fund, depositary receipts, call/put warrants,
	receipts, call/put warrants, beneficial certificates,	beneficial certificates, and asset-backed securities;
and asset-backed securities;

Article 3	Evaluating and Operating Procedures	Evaluating and Operating Procedures	To
accommodate
	To conduct any acquisition or disposal of assets, the	To conduct any acquisition or disposal of assets, the	the amendment
	in-charge division shall submit to the authority	in-charge division shall submit to the authority	of law and
	division the reason for the proposed acquisition or	division the reason for the proposed acquisition or	regulation
	disposal, the object, the transaction counterparty, the	disposal, the object, the transaction counterparty, the
	transfer price, the payment terms, and the price	transfer price, the payment terms, and the price
	reference for their approval in accordance with	reference for their approval in accordance with
	Article 16 of the Operational Procedures, and then the	Article 16 of the Handling Procedures, and then the
	acquisition or disposal of assets shall be implemented	acquisition or disposal of assets shall be implemented
	by relevant division.	by relevant division.
Article 5	Evaluation Report is Required for Acquisition or	Evaluation Report is Required for Acquisition or	To

~ 32 ~

	Disposal of Real Properties or Other Fixed Assets	Disposal of Real Properties or Other Fixed Assets	accommodate
the amendment
	(1) Except for the assets which are to be acquired	(1) Except for the assets which are to be acquired	of law and
	from a government institution or by ways of	from a government institution or by ways of	regulation
	mandating others to build on the Company’s own	mandating others to build on the Company’s own
	land or on the land leased by the Company or the	land or on the land leased by the Company or the
	machines and equipments which are to be acquired	machines and equipments which are to be acquired
	for business use, any acquisition or disposal of real	for business use, any acquisition or disposal of real
	property or other fixed assets the transaction	property or other fixed assets the transaction
	amount of which reaches 20% of the Company’s	amount of which reaches 20% of the Company’s
	paid-in capital or is more than NT$300,000,000,	paid-in capital or is more than NT$300,000,000,
	shall be subject to obtaining the evaluation report	shall be subject to obtaining the evaluation report
	issued by the professional appraisers and	issued by the professional appraisers and
	compliance with the following provisions:	compliance with the following provisions:

	i) If a limited price or a specified price is used as a	i) If a limited price, a specified price or a special price
	reference for determination of the transactional	is used as a reference for determination of the
	price due to special reason, such transaction shall	transactional price due to special reason, such
	be submitted to the Board of Directors for prior	transaction shall be submitted to the Board of
	approval. The same procedure shall apply to	Directors for prior approval. The same procedure
	amendments to the transaction terms.	shall apply to amendments to the transaction terms.

Article 6	Certified Public Accountant’s Opinion is Required for	Certified Public Accountant’s Opinion is Required for	To
	Acquisition or Disposal of Securities, Certificate of	Acquisition or Disposal of Securities, Certificate of	accommodate
	Membership and Intangible Assets	Membership and Intangible Assets	the amendment
of law and
	(1) The latest financial statements of the target	(1) The latest financial statements of the target	regulation
	company certified or reviewed by the certified	company certified or reviewed by the certified
	public accountants shall be used as a reference to	public accountants shall be used as a reference to
	determine the transaction price of any acquisition	determine the transaction price of any acquisition
	or disposal of the securities. A certified public	or disposal of the securities. A certified public
	accountant shall be retained to issue a fairness	accountant shall be retained to issue a fairness
	opinion on the transaction price, if the relevant	opinion on the transaction price, if the ~~relevant~~
	transaction falls into any of the following	 ~~transaction falls into any of the following~~
	circumstances and the transaction amount reaches	 ~~circumstances and the~~ transaction amount reaches
	20% of the Company’s paid-in capital or is more	20% of the Company’s paid-in capital or is more
	than NT$300,000,000:	than NT$300,000,000 ~~.:~~ This requirement does

~ 33 ~

not apply, however, to publicly quoted prices of
	i) acquiring or disposal of securities which are not	securities that have an active market, or where
	listed on any stock exchange or traded on any	otherwise provided by the FSC.
over-the-counter market; or
 ~~i) acquiring or disposal of securities which are not~~
	ii) acquiring or disposal of privately placed	 ~~listed on any stock exchange or traded on any~~
	securities.	 ~~over-the-counter market; or~~
 ~~ii) acquiring or disposal of privately placed~~
 ~~securities.~~

Article 9	Acquisition of Real Property from Related Parties	Acquisition of Real Property from Related Parties	To
accommodate
	(1) Acquisition or disposal of real property from	(1) Acquisition or disposal of real property from	the amendment
	related party, by way of purchase or exchange of	related party, by way of purchase or exchange of	of law and
	property, shall be subject to the resolution	property, shall be subject to the resolution	regulation
	procedures and appraisal reports as provided in	procedures and appraisal reports as provided in
	Articles 5 and 8 and this Article.	Articles 5, 6, 8 and this Article.

	(2) Acquisition of real property from related party	(2) Acquisition of real property from related party
	shall be subject to the Board of Directors’ prior	shall be subject to the Board of Directors’ prior
	approval of the following matters which shall also	approval of the following matters ~~which shall also~~
	be submitted to the supervisors for reorganization:	 ~~be submitted to the supervisors for reorganization:~~

	iii) the relevant information required for evaluation	iii) the relevant information required for evaluation
	of the reasonableness of the proposed transaction	of the reasonableness of the proposed transaction
	terms in accordance with Paragraph 3 and	terms in accordance with Paragraph 3, Paragraph
	Paragraph 4 of this Article;	4, Paragraph 5, and Paragraph 6 of this Article;

	(6) If the transaction cost evaluated under all the	(6) If the transaction cost evaluated under all the
	methods provided for in Paragraph 3 of this Article	methods provided for in Paragraph 3 of this Article
	is less than the transaction price, acquisition of real	is less than the transaction price, acquisition of real
	property from related parties shall be handled in	property from related parties shall be handled in
	accordance with Paragraph 7 of this Article;	accordance with Paragraph 7 of this Article;
	provided, that, if in any of the following	provided, that, if in any of the following
	circumstances, objective evidence is provided and	circumstances, objective evidence is provided and
	the Company obtains reasonable opinion on the	the Company obtains reasonable opinion on the
	transaction price from a real property professional	transaction price from a real property professional

~ 34 ~

	appraiser and the certified public accountant, such	appraiser and the certified public accountant, such
	acquisition of real property from a related party	acquisition of real property from a related party
	will not be subject to Paragraph 7 of this Article:	will not be subject to Paragraph 7 of this Article:

	ii) the Company provides evidence to prove that the	ii) the Company may provide s evidence to prove
	terms of the target real property are similar to the	that the terms of the target real property are
	terms of a similar transaction done by an	similar to the terms of a similar transaction done
	unrelated party within the previous one year for	by an unrelated party within the previous one
	similar size property in the neighborhood where	year for similar size property in the
	the target property is located.	neighborhood where the target property is
located.

	(7) If the transaction cost evaluated under all the	(7) If the transaction cost evaluated under all the
	methods provided for in this Article is less than the	methods provided for in this Article is less than the
	transaction price, the Company shall conduct the	transaction price, the Company shall conduct the
	following for acquisition of real property from the	following for acquisition of real property from the
	related party:	related party:

	ii) supervisors shall handle the subject matter	ii) Audit Committee shall handle the subject matter
	pursuant to Article 218 of the Company Law;	pursuant to Article 218 of the Company Law;
and
iv) If a special reserve is required to be set aside
under this Article, such special reserve may not
be utilized until the Company has recognized a
loss on decline in market value of the assets it
purchased at a premium, or they have been
disposed of, or adequate compensation has been
made, or the status quo has been restored, or
there is other evidence confirming that there was
noting unreasonable about the transaction, and
the FSC has grant its consent. When the
Company acquires real property from a related
party, it shall also comply with this Article, if
there is other evidence indicating that the
acquisition was not an arms length transaction.
Article	Conducting the Derivative Transactions	Conducting the Derivative Transactions	To

~ 35 ~

10			accommodate
	The Company shall conduct derivative transactions in	The Company shall conduct derivative transactions in	the amendment
	accordance with the Handling Procedures for	accordance with the Handling Procedures for	of law and
	Conducting Derivative Financial Translations.	Conducting ~~Financial~~ Derivative Translations.	regulation
Article	Merger, Spin-off, Acquisition, and Share Transfer	Merger, Spin-off, Acquisition, and Share Transfer	To
11			accommodate
	(1) The Company shall retain a certified public	(1) The Company shall retain a certified public	the amendment
	accountant, lawyer or underwriter to issue the	accountant, lawyer or underwriter to issue the	of law and
	fairness opinion on share swap ratio, acquisition	fairness opinion on share swap ratio, acquisition	regulation
	price or the amount of cash or other property	price or the amount of cash or other property
	distributed to shareholders prior to convening the	distributed to shareholders prior to convening the
	relevant board of directors meeting to discuss the	relevant board of directors meeting to discuss the
	subject merger, spin-off, acquisition, or share	subject merger, spin-off, acquisition, or share
	transfer. Such fairness opinion should be	transfer. Such fairness opinion should be
	submitted to the board of directors meeting for	submitted to the board of directors meeting for
	discussion and approval.	discussion and approval.

	(2) Unless otherwise provided by laws that the	(2) Unless otherwise provided by laws that the
	resolution adopted by the shareholders’ meeting is	resolution adopted by the shareholders’ meeting is
	not required for a merger, spin-off, or acquisition,	not required for a merger, spin-off, or acquisition,
	the material terms of or the matters relating to a	the material terms of or the matters relating to a
	merger, spin-off, or acquisition shall be included in	merger, spin-off, or acquisition shall be included in
	a public documents together with the	a public documents together with the
	above-mentioned fairness opinion and the meeting	above-mentioned fairness opinion and the meeting
	notice delivered to shareholders prior to the	notice delivered to shareholders prior to the
	shareholders meeting as a reference to shareholders	shareholders meeting as a reference to shareholders
	to decide vote for or against such merge, spin-off or	to decide vote for or against such merge, spin-off or
	acquisition.	acquisition.

	If the Company fails to convene the required	If the Company fails to convene the required
	shareholders’ meeting or adopt the resolution at	shareholders’ meeting or adopt the resolution at
	such meeting to approve the merger, spin-off, or	such meeting to approve the merger, spin-off, or
	acquisition due to the insufficient quorum or other	acquisition due to the insufficient quorum or other
	legal restrictions, the Company shall immediately	legal restrictions, the Company shall immediately
	make a public announcement of the reasons for	make a public announcement of the reasons for
	such occurrence, the follow-up measures to be	such occurrence, the follow-up measures to be
	taken, and the date scheduled for convening the	taken, and the date scheduled for convening the
	shareholders meeting.	shareholders meeting.

~ 36 ~

(3) Unless otherwise provided by laws or under	(3) Unless otherwise provided by laws or under
special circumstances where the prior approval has	special circumstances where the prior approval has
been obtained from the Securities and Futures	been obtained from the FSC , the Company and
Commission (“SFC”), the Company and other	other companies participating the subject merger,
companies participating the subject merger, spin-off	spin-off or acquisition shall convene the board of
or acquisition shall convene the board of directors	directors meetings and the shareholders’ meetings
meetings and the shareholders’ meetings on the	on the same date to discuss and approve such
same date to discuss and approve such merger,	merger, spin-off or acquisition.
spin-off or acquisition.
Unless otherwise provided by laws or under special	Unless otherwise provided by laws or under special
circumstances where the prior approval has been	circumstances where the prior approval has been
obtained from the SFC, the companies participating	obtained from the FSC , the companies participating
the share transfer shall convene the board of directors	the share transfer shall convene the board of
meetings on the same date.	directors meetings on the same date.

(5) Except in any of the following circumstances, the	(5) Except in any of the following circumstances, the
share swap ratio or acquisition price cannot be	share swap ratio or acquisition price cannot be
changed and the permitted situations for changing	changed and the permitted situations for changing
such share swap ratio or acquisition price must be	such share swap ratio or acquisition price must be
included in the contract for merger, spin-off,	included in the contract for merger, spin-off,
acquisition or share transfer:	acquisition or share transfer:

(6) The contract for conducting merger, spin-off,	(6) The contract for conducting merger, spin-off,
acquisition, or share transfer shall specify the	acquisition, or share transfer shall specify the
rights and obligations of the companies	rights and obligations of the companies
participating in such merger, spin-off, acquisition,	participating in such merger, spin-off, acquisition,
or share transfer and shall also specify the	or share transfer and shall also specify the
following:	following:

(7) After the proposed merger, spin-off, acquisition,	(7) After the proposed merger, spin-off, acquisition, or
or share transfer becomes public information, if any	share transfer becomes public information, if any
company participating in such merger, spin-off,	party ~~company~~ participating in such merger, spin-off,
acquisition, or share transfer intends to conduct a	acquisition, or share transfer intends to conduct a
further merger, spin-off, acquisition, or share transfer	further merger, spin-off, acquisition, or share transfer

~ 37 ~

with another company, any procedures or legal	with another company, any procedures or legal
actions already carried out by the companies	actions already carried out by the companies
participating in the initial merger, spin-off,	participating in the initial merger, spin-off,
acquisition, or share transfer shall be carried out by	acquisition, or share transfer shall be carried out by
all the companies participating in the further	all the companies participating in the further
merger, spin-off, acquisition, or share transfer, except	merger, spin-off, acquisition, or share transfer, except
that if the number of participating companies	that if the number of participating companies
decreases and the board of directors has been	decreases and the board of directors has been
authorized by the shareholders’ meetings to amend	authorized by the shareholders’ meetings to amend
terms of the subject merger, spin-off, acquisition or	terms of the subject merger, spin-off, acquisition or
share transfer, the participating companies are not	share transfer, the participating companies are not
required to convene the shareholders meeting(s) to	required to convene the shareholders meeting(s) to
approve such amendment.	approve such amendment.

(8) If any participating company is a non-public	(8) When participating in a merger, spin off or
company, other participating companies which are	acquisition, a company whose shares are listed on an
public companies must enter into an agreement with	exchange or traded on an OTC market shall prepare a
such non-public company to ensure such non-public	full written record of the following information and
company’s compliance with Paragraphs 3, 4 and 7	retain such record for five years for exanimation
above of this Article.	and check.

(i) Basic identification data for personnel: Including
the occupational titles, names, and national ID
numbers (or passport numbers in the case of foreign
nationals) of all persons involved in the planning or
implementation of any merger, spin off or acquisition
prior to public disclosure of the information.

(ii) Dates of material events: Including the signing of
any letter of intent or memorandum of understanding,
the hiring of a financial or legal advisor, the execution
of a contract, and the convening of a board of
directors meeting.

(iii) Important documents and minutes: Including
merger, spin off or acquisition plans, any letter of
intent or memorandum of understanding, material
contracts, and minutes of board of directors meetings.

~ 38 ~

(9) When participating in a merger, spin off,
acquisition, or transfer of another company's shares, a
company whose shares are listed on an exchange or
traded on an OTC market shall, within two days of
after the relevant resolutions were adopted by the
board of directors, shall report (in the prescribed
format and via the Internet-based information system)
the information set out in subparagraphs (i) and (ii) of
the preceding paragraph to the FSC for recordation.

(10) Where any of the companies participating in a
merger, spin off, acquisition, or transfer of another
company's shares is neither listed on an exchange nor
has its shares traded on an OTC market, the
company(s) so listed or traded shall sign an
agreement with such non-listed company whereby the
latter is required to abide by the provisions of
paragraphs (8) and (9).

(11) If any participating company is a non-public
company, other participating companies which are
public companies must enter into an agreement with
such non-public company to ensure such non-public
company’s compliance with Paragraphs 3, 4 and 7
above of this Article.
Article	Penalty	Penalty	To
12			accommodate
	If any manager or person in-charge of the acquisition	If any manager or person in-charge of the acquisition	the amendment
	or disposal of assets, due to his/her negligence,	or disposal of assets, due to his/her negligence,	of law and
	violates the Operational Procedures and as a result	violates the Handling Procedures and as a result	regulation
	causes serious damages to the Company, such	causes serious damages to the Company, such
	manager or person shall report to his/her direct	manager or person shall report to his/her direct
	superior and the most senior decision-making officer	superior and the most senior decision-making officer
	of the finance division immediately. Such manager	of the finance division immediately. Such manager
	or person’s violation shall be handled in accordance	or person’s violation shall be handled in accordance
	with the relevant internal personnel and	with the relevant internal personnel and
	administration regulations of the Company. If it is	administration regulations of the Company. If it is

~ 39 ~

	found that such manager or person intentionally	found that such manager or person intentionally
	violated the Operational procedures and as a result	violated the Handling Procedures and as a result
	caused damages to the Company, the Company may,	caused damages to the Company, the Company may,
	in addition to the punishment made in accordance	in addition to the punishment made in accordance
	with its relevant internal regulations, require such	with its relevant internal regulations, require such
	manager or person to compensate the Company’s	manager or person to compensate the Company’s
	loss. The punishment and how to handle the above	loss. The punishment and how to handle the above
	mentioned violation shall be reported to the next	mentioned violation shall be reported to the next
	Board of Directors meeting.	Board of Directors meeting.
Article	The Procedures for Supervising Acquisition or	The Procedures for Supervising Acquisition or	To
13	Disposal of Assets by Subsidiaries	Disposal of Assets by Subsidiaries	accommodate
the amendment
	(1) Acquisition or disposal of assets by the	(1) Acquisition or disposal of assets by the	of law and
	Company’s subsidiary shall be made in accordance	Company’s subsidiary shall be made in accordance	regulation
	with such subsidiary’s own “Operational Procedures	with such subsidiary’s own “ Handling Procedures
	for Acquisition or Disposal of Assets” which shall be	for Acquisition or Disposal of Assets” which shall
	adopted in accordance with the “Rules Governing	be adopted in accordance with the “Rules
	Acquisition and Disposal of Assets by Public	Governing Acquisition and Disposal of Assets by
	Companies” promulgated by the SFC and after	Public Companies” promulgated by the FSC and
	consulting with the Company’s opinions. Subsidiary’s	after consulting with the Company’s opinions.
	Operational Procedures shall be approved by the	Subsidiary’s Handling Procedures shall be approved
	subsidiary’s Board of Directors and submitted to the	by the subsidiary’s Board of Directors and submitted
	shareholders’ meeting for approval. The same shall	to the shareholders’ meeting for approval. The same
	apply to amendments to such Operational Procedures.	shall apply to amendments to such Handling
Procedures .
(2) If the above mentioned subsidiary is not a
	domestic public company and the subject acquisition	(2) If the above mentioned subsidiary is not a
	or disposal of assets by such subsidiary is required to	domestic public company and the subject
	subject to the information disclosure as provided in	acquisition or disposal of assets by such subsidiary
	Article 4 of the Operational Procedures, the Company	is required to subject to the information disclosure
	shall make a public announcement and file the	as provided in Article 4 of the Handling
	necessary report(s), for and on behalf of such	Procedures , the Company shall make a public
	subsidiary, of acquisition or disposal of the subject	announcement and file the necessary report(s), for
	assets by such subsidiary.	and on behalf of such subsidiary, of acquisition or
disposal of the subject assets by such subsidiary.
Article	Miscellaneous	Miscellaneous	To
14			accommodate
	(6) The term “make a public announcement” and “file	(6) The term “make a public announcement” and “file	the amendment

~ 40 ~

	the necessary report(s)” as used in the Operational	the necessary report(s)” as used in the Handling	of law and
	Procedures, shall mean information disclosure	Procedures , shall mean information disclosure	regulation
	posted in the website designated by the SFC.	posted in the website designated by the FSC .

Article	The Operational Procedures approved by the Board	Enactment of or amendment to the Handling	To
15	of Directors shall be delivered to each supervisor and	Procedures shall be approved by a majority of all	accommodate
	submitted to shareholders’ meeting for approval. If	members of the Audit Committee and further	the amendment
	there is any dissenting opinion from any director	submitted to the board of directors for resolution. If	of law and
	which has been recorded in the minutes or submitted	enactment of or amendment to the Handling	regulation
	in writing to the Board of Directors, such dissenting	Procedures is not approved by a majority of all
	opinion should also be delivered to each supervisor	members of the Audit Committee, alternatively, such
	and submitted to shareholders’ meeting for	may be approved by two-thirds of all directors,
	discussion. The same shall apply to amendments to	provided that in such case, the resolutions adopted by
	the Operational Procedures.	the Audit Committee shall be recorded in the minutes
of the meeting of the board of directors.
When discussing the Guidelines in the meeting of the
	Board of Directors, the opinions of each independent	If the relevant acquisition or disposal of assets or the
	director shall be fully considered. The consent or	Handling Procedures are required to be submitted to
	dissenting opinion from each independent director	the board of directors for discussion, the board of
	and the reasons of such dissenting opinion shall be	directors shall fully consider the opinion from each
	recorded in the minutes of the meeting of the Board	independent director. If any independent director
	of Directors.	has dissenting or qualified opinion, such opinion shall
be recorded in the minutes of the meetings of the
board of directors.

The Handling Procedures shall be approved by the
board of directors and further submitted to the
shareholders meeting for approval and will become
effective afterwards. The same shall apply to
amendments to the Handling Procedures.

“All members of the Audit Committee” referred to in
the Handling Procedures and “all directors” referred
to in the preceding paragraph shall mean the actual
number of the committee members/directors.
Article	The Operational Procedures were enacted on June 7,	The Handling Procedures were enacted on June 7,	To add the date
17	1991;	1991;	of amendment

~ 41 ~

first amendment was made on April 17, 1993;	first amendment was made on April 17, 1993;
sixth amendment was made on May 23, 2003.	sixth amendment was made on May 23, 2003;
seventh amendment was made on June 13, 2007.

~ 42 ~

Attachment 8:
Comparison Table for Operating Guidelines for Conducting Derivative Transactions
(“ Handling Procedures for Conducting Derivative Transactions ”)
(“Handling Procedures”)
Before and After amendments

	Before Amendment	After Amendment	Reason of
Amendment
	Handling Procedures for Derivative	Handling Procedures for Conducting Derivative	To
	Transactions	Transactions	accommodate
the
amendment
to law and
regulation
Number of	Before Amendment	After Amendment	Reason of
Article			Amendment
Article 2	Scope of Application	Scope of Application	To
	(types of Derivative transactions)	(types of Derivative transactions)	accommodate
the
	(1) The derivative transactions which the	(1) The derivative transactions which the	amendment
	Company may conduct mean products the	Company may conduct mean forward contracts,	to law and
	value of which derives from an assets,	options contracts, futures contracts, leverage	regulation
	interest rates, exchange rates, index-based	contracts, and swap contracts, and compound
	financial products or others, such as	contracts combining the above products, whose
	forward contracts, options, futures, swaps	value is derives from assets, interest rates,
	and combinations thereof. The Handling	exchange rates, indexes or other interests. The
	Procedures shall also apply to the bond	term “forward contracts” does not include
	margin trading transactions.	insurance contracts, performance contracts,
after-sales service contracts, long term leasing
contracts, or long-term purchase (sales)
agreements.

Article 3	Operational Strategies	Operational or Hedge Strategies	To
accommodate
	The derivative transactions should be	The derivative transactions should mainly be	the
	conducted for the purpose to ensure profits	conducted for the purpose to ensure profits of	amendment
	of the Company’s business and avoid risks	the Company’s business and avoid risks	to law and
	associated with fluctuation in exchange	associated with fluctuation in exchange rate,	regulation

~ 43 ~

	rate, interest rate, and/or value of assets,	interest rate, and/or value of assets. ~~, rather than~~
	rather than for the speculative purpose.	~~for the speculative purpose. Conducting other~~
	Conducting other transactions should be	~~transactions should be approved by the general~~
	approved by the general manager of the	~~manager of the Company~~
Company.

Article 4	Authorized Department for Trading	Authorized Department for Trading	To meet the
actual need
	The finance department of the Company	Head Office of the finance department of the
	shall:	Company shall:

	(2) make the periodic performance	(2) establish the position of the confirmation and
	evaluation;	settlement personnel; confirmation personnel
is in charge of confirmation with the
	(3) provide information regarding positions	transaction counterparty and settlement
	of risk exposure; and	personnel is in charge of settlement of the
transaction at the maturity.
(4) make public announcement and file the
	required report periodically.	(3) make the periodic performance evaluation;

(4) provide information regarding positions of
risk exposure; and

(5) make public announcement and file the
required report periodically.
Article 5	Key Points for Performance Evaluation	Key Points for Performance Evaluation	To delete
partial
	(1) Positions held in derivative transactions	~~(1) Positions held in derivative transactions by~~ 	provisions
	by the Company shall be evaluated at	 ~~the Company shall be evaluated at least every~~ 	and move
	least every two weeks. The evaluation	 ~~two weeks. The evaluation report shall be~~ 	certain
	report shall be submitted to the most	 ~~submitted to the most senior decision making~~ 	provisions
	senior decision making officer of the	 ~~officer of the finance division for approval and~~ 	to Article 10
	finance division for approval and	 ~~instruction.~~
instruction.
~~(2)~~ Performance on the evaluation date shall be
	(2) Performance on the evaluation date shall	compared with the benchmark set for such
	be compared with the benchmark set for	evaluation. The result of evaluation shall be
	such evaluation. The result of	used as a reference for decision-making in the

~ 44 ~

	evaluation shall be used as a reference for			future.
decision-making in the future.
Article 6	Permitted Aggregate Contracts Amount and			Trading Limit and Authorization	To meet the
	Maximum Loss				actual need
	(1)			(1) Aggregate amount of all contracts

		Derivative	Derivative	1. Hedge transactions required for daily
		transactions	transactions	business
		for hedge	for
		purpose/	speculation	(i) exchange rate transactions : The amount
		revenue of	purpose/	for hedge transactions shall base on the position
		the latest	revenue of	arising from the Company’s business. Except
		quarter	the latest	for the cross currency swap transactions for
			quarter	funding purpose, the aggregate amount of all
	The	100%	10%	contracts shall be limited to the Company’s
	aggregate			revenue of the prior three months.
amount of
	all contracts			(ii) interest rate transactions : With respect to the
	Maximum	–	US$	expenditure for the specified purposes,
	loss for all		500,000	including, without limitation the long term
	contracts			interest rate position arising from the
	Maximum	–	US$ 50,000	syndication facilities and etc. for the hedge
	loss for			purpose, the aggregate amount of all contracts
	individual			shall be limited to the Company’s long term
	contract			borrowings with floating interest.

	If the aggregate amount of all contracts			(iii) other hedge transactions : In order to hedge
	or the maximum loss exceeds the above			the risk of exchange rate or interest and etc.
	limits, any subsequent derivative			arising from issuance of overseas equity (such as
	transaction shall be subject to the			ADR and etc.) or bonds (such as ECB, CB and
	approval of the Chairman of the Board			etc.) or other financial products, the aggregate
	of Directors.			amount of all contracts shall be limited to the
total outstanding amount of such issued
	(2) A stop-loss point shall be set in			instruments (i.e. ADR, ECB, CB), provided that
	accordance with the average price of the			such transactions together with the evaluation
	derivative products traded by the Company.			report shall be submitted to the general manager
	If the market price such derivative is below			for approval.
the stop-loss point, a meeting attended by

~ 45 ~

the relevant personnel shall be held to	(iv) Authorization for exchange rate/interest rate
discuss the measures to deal with the	transactions:
situation.	Authorization Authorized Amount Authorization Amount
Level per transaction per day

General Manager USD45M above USD90M above

Chief Financial Officer USD45M USD90M

Finance Director USD30M USD60M

Finance Manager USD15M USD30M

2. Transactions not for the above purposes
(speculation transactions) shall together with the
evaluation reports be submitted to the meeting of
the board of directors for approval. The
aggregate amount of all contracts shall be
limited to 10% of the Company’s revenue for the
prior three months.

(2) Maximum loss for all contracts and for
individual contract:

1. Hedge transactions

This kind of transaction is to be made to hedge
the Company’s position arising from operation,
thus no stop-loss point shall be set.

2. Speculation transactions

(i) Maximum loss for all speculation contracts
shall be limited to 10% of the aggregate amount
of all contracts

(ii) Maximum loss for individual contract
shall be limited to 5% of the amount of

~ 46 ~

individual contract

(3) If the maximum loss for all contracts or
individual contract is reached, a meeting
attended by the relevant personnel shall be held
to discuss the measures to deal with the
situation.

Article 7	The Operational Procedures	The Operational Procedures	To meet the
actual need
	(3) Decide methods to be used for hedge:	(3) Decide methods to be used for hedge:
	i) the target of the derivative transaction;	i) the target of the derivative transaction;
	ii) the position to be held in the derivative	ii) the position to be held in the derivative
	transaction;	transaction;
	iii) the proposed price and range; and	iii) the proposed price and range; and
	iv) the trading strategy and pattern of the	iv) the trading strategy and pattern of the
	derivative transaction.	derivative transaction.
v) the reference price shall be based on the
	(4) Obtain the approval for derivative	price provided by the trading platform of
	transaction.	Reuters.

	(5) Execute the derivative transaction:	(4) Obtain the approval for derivative
	i) Transaction counterparties: Unless	transaction.
otherwise approved by the most senior
	decision-making officer of the finance	(5) Execute the derivative transaction:
	department, the counterparties shall be	i) Transaction counterparties: ~~Unless~~
	limited to the domestic or foreign financial	~~otherwise approved by the most senior~~
	institutions.	~~decision-making officer of the finance~~
	ii) Trading personnel: The personnel	~~department, the counterparties shall be limited to~~
	authorized and approved by the most senior	~~the domestic or foreign financial institutions.~~
	decision-making officer of the finance	The first priority for choosing the transaction
	department (“authorized personnel”) may	counterparty is to consider the credit risk of the
	conduct the derivative transactions for and	counterparty. In order to avoid the legal risk,
	on behalf of the Company and the	any documentation to be entered into with a
	Company shall inform the corresponding	financial institution, shall be reviewed by the
	financial institutions of names of the	Company’s legal personnel or professional
	authorized personnel. Persons other than	lawyer prior to execution.
authorized personnel are not permitted to

~ 47 ~

	conduct derivative transactions.	ii) Trading personnel: The personnel
authorized and approved by the most senior
decision-making officer of the head office of the
finance department (“authorized personnel”)
may conduct the derivative transactions for and
on behalf of the Company and the Company
shall inform the corresponding financial
institutions of names of the authorized
personnel. Persons other than authorized
personnel are not permitted to conduct
derivative transactions.

Article 10	Internal Control System	Internal Control System	To
accommodate
	(1) The risk management measures include:	(1) The risk management measures include:	the
amendment
	iii) Liquidity risk management: To ensure	iii) Liquidity and cash flow risk management:	to law and
	the liquidity, the authorized personnel shall	To ensure the liquidity, the authorized personnel	regulation
	check with the treasury personnel prior to	shall check with the treasury personnel prior to
	conducting the derivative transaction to	conducting the derivative transaction to make
	make sure that the proposed transaction	sure that the proposed transaction amount will
	amount will not cause liquidity shortage.	not cause liquidity shortage.

	(2) Internal control	(2) Authorized trading personnel of financial
department shall not concurrently engage in
	i) Authorized trading personnel of financial	confirmation and settlement of the derivative
	division shall not concurrently engage in	transactions.
confirmation and settlement of the
	derivative transactions.	(3) Measurement, supervision and control
personnel and the above personnel cannot be in
	ii) Authorized trading personnel shall	the same department and shall report to the
	deliver the transaction document or contract	board of directors or the senior decision making
	to the recording personnel to record the	officer who is not in charge of the decision
	transaction in the book.	making of the transaction or position.

	iii) The recording personnel shall check	(4) Positions held in derivative transactions by
	with the counterparties or record	the Company shall be evaluated at least once

~ 48 ~

	derivative transactions in the book	every week, provided that the hedge transactions
	periodically.	for business need shall be evaluated at least
twice every month and the evaluation report
shall be submitted to the senior decision making
officer authorized by the board of directors.

(5) Internal Control

i) Authorized trading personnel shall deliver the
transaction document or contract to the
recording personnel to record the transaction in
the book.
ii) The recording personnel shall check with the
counterparties or record derivative transactions
in the book periodically.
Article 11	(this is a new article)	Board of Directors	To
accommodate
		(1) If the Company conducts derivative	the
		transactions, the board of director shall	amendment
		faithfully supervise and manage such	to law and
		transactions in accordance with the following	regulation
principles:

1. Designate senior management personnel to
pay continuous attention to monitoring and
controlling derivative transaction risk.

2. Periodically evaluate whether derivative
transactions performance is consistent with
established operational strategy and whether the
risk undertaken is within the Company's
permitted scope of tolerance.

(2) Senior management personnel authorized
by the board of directors shall manage
derivative transaction in accordance with the
following principles:

~ 49 ~

1. Periodically evaluate the risk management
measures currently employed are appropriate
and are faithfully conducted in accordance with
the Handling Procedures.

2. When irregular circumstances are found in
the course of supervising trading and profit-loss
circumstances, appropriate measures shall be
adopted and a report immediately made to the
board of directors and an independent director
shall be present at the meeting and express an
opinion.

(3) If any personnel is authorized by the
Company to handle derivate transactions in
accordance with the Handling Procedures, such
authorization shall be reported to the board of
directors afterwards.

(4) If the relevant derivative transaction is
required to be submitted to the board of
directors for discussion, such transaction shall
be approved by a majority of all members of the
Audit Committee and further submitted to the
board of directors for resolution. If such
transaction is not approved by a majority of all
members of the Audit Committee, alternatively,
such may be approved by two-thirds of all
directors, provided that in such case, the
resolutions adopted by the Audit Committee
shall be recorded in the minutes of the meeting
of the board of directors.

(5) If the relevant derivative transaction is
required to be submitted to the board of
directors for discussion, the board of directors
shall fully consider the opinion from each
independent director. If any independent

~ 50 ~

director has dissenting or qualified opinion,
such opinion shall be recorded in the minutes of
the meetings of the board of directors.

(6) “All members of the Audit Committee”
referred to in the Handling Procedures and “all
directors” referred to in the preceding paragraph
shall mean the actual number of the committee
members/directors.

Article 12	Article 11	Internal Auditing	To change
	Internal Auditing	(1) Internal auditing personnel shall	the
	(1) Internal auditing personnel shall	periodically review the appropriateness of	sequence of
	periodically review the appropriateness of	internal controls for derivative transactions in	the article
	internal controls for derivative transactions	accordance with the “Internal Control System”	and to
	in accordance with the “Internal Control	and make monthly checks of the trading	accommodate
	System” and make monthly checks of the	department’s compliance with the Handling	amendment
	trading department’s compliance with the	Procedures and make the auditing report. If	to the law
	Handling Procedures and make the auditing	internal auditing personnel finds any serious	and
	report. If internal auditing personnel finds	violation of the Handling Procedures, they	regulation
	any serious violation of the Handling	should inform ~~each supervisor~~ the Audit
	Procedures, they should inform each	Committee of such violation in writing.
supervisor of such violation in writing.
	(2)The above-mentioned auditing	(2) The above-mentioned auditing report(s)
	report(s) and any rectification of an	and any rectification of an irregularity shall be
	irregularity shall be filed with the Securities	filed with the ~~Securities and Futures~~
	and Futures Commission (“SFC”), in	~~Commission (“SFC”)~~ , the Financial Supervisory
	accordance with the “Guidelines Governing	Commission of the Executive Yuan (“FSC”) in
	Establishment of Internal Control Systems	accordance with the “Guidelines Governing
	by Public Companies”.	Establishment of Internal Control Systems by
Public Companies”.

Article 13	Article 12	The Procedures for Supervising Derivative	To
		Transactions Conducted by Subsidiaries	accommodate
	The Procedures for Supervising Derivative		the
	Transactions Conducted by Subsidiaries	(1) If any Company’s subsidiary is to conduct	amendment
		derivative transactions, such subsidiary’s own	of law and
	(1) If any Company’s subsidiary is to	“Handling Procedures for Conducting	regulation

~ 51 ~

	conduct derivative transactions, such	Derivative Transactions” shall be adopted in
	subsidiary’s own “Handling Procedures for	accordance with the “Rules Governing
	Conducting Derivative Transactions” shall	Acquisition and Disposal of Assets by Public
	be adopted in accordance with the “Rules	Companies” promulgated by the FSC and after
	Governing Acquisition and Disposal of	consulting with the Company’s opinions. Such
	Assets by Public Companies” promulgated	Handling Procedures shall be approved by the
	by the SFC and after consulting with the	subsidiary’s Board of Directors and submitted to
	Company’s opinions. Such Handling	the shareholders’ meeting for approval. The
	Procedures shall be approved by the	same shall apply to amendments to the
	subsidiary’s Board of Directors and submitted	Handling Procedures.
to the shareholders’ meeting for approval.
The same shall apply to amendments to the
Handling Procedures.

Article 14	Article 13	Penalty	To change
the
	Penalty	If any manager or person in-charge of the	sequence of
		derivative transactions, due to his/her	the article
	If any manager or person in-charge of the	negligence, violates the Handling Procedures
	derivative transactions, due to his/her	and as a result causes serious damages to the
	negligence, violates the Handling	Company, such manager or person shall report
	Procedures and as a result causes serious	to his/her direct superior and the most senior
	damages to the Company, such manager or	decision-making officer of the finance
	person shall report to his/her direct superior	department immediately. Such manager or
	and the most senior decision-making officer	person’s violation shall be handled in
	of the finance department immediately.	accordance with the relevant internal personnel
	Such manager or person’s violation shall be	and administration regulations of the Company.
	handled in accordance with the relevant	If it is found that such manager or person
	internal personnel and administration	intentionally violated the Handling Procedures
	regulations of the Company. If it is	and as a result caused damages to the Company,
	found that such manager or person	the Company may, in addition to the punishment
	intentionally violated the Handling	made in accordance with its relevant internal
	Procedures and as a result caused damages	regulations, require such manager or person to
	to the Company, the Company may, in	compensate the Company’s loss. The
	addition to the punishment made in	punishment and how to handle the above
	accordance with its relevant internal	mentioned violation shall be reported to the next
	regulations, require such manager or person	Board of Directors meeting.
to compensate the Company’s loss. The

~ 52 ~

punishment and how to handle the above
mentioned violation shall be reported to the
next Board of Directors meeting.
Article 15	Article 14	Miscellaneous	To change
	Miscellaneous		the
sequence of
	(2) The term “make a public	(2) The term “make a public announcement”	article and
	announcement” and “file the necessary	and “file the necessary report(s)” as used in	accommodate
	report(s)” as used in the Derivative	the Derivative Guidelines, shall mean	the
	Guidelines, shall mean information	information disclosure posted in the website	amendment
	disclosure posted in the website	designated by the FSC .	of law and
	designated by the SFC.		regulation
Article 16	Article 15	Article 16 Effectiveness and Amendment	To change
the
	The Handling Procedures approved by the	(1) Enactment of or amendment to the	sequence of
	Board of Directors shall be delivered to each	Handling Procedures shall be approved by a	article and
	supervisor and submitted to shareholders’	majority of all members of the Audit Committee	accommodate
	meeting for approval and will become	and further submitted to the board of directors	the
	effective afterwards. The same shall apply	for resolution. If enactment of or amendment	amendment
	to amendments to the Handling Procedures.	to the Handling Procedures is not approved by a	of law and
		majority of all members of the Audit	regulation
Committee, alternatively, such may be approved
by two-thirds of all directors, provided that in
such case, the resolutions adopted by the Audit
Committee shall be recorded in the minutes of
the meeting of the board of directors.

(2) If the derivative transaction is required to
be submitted to the board of directors for
discussion, the board of directors shall fully
consider the opinion from each independent
director. If any independent director has
dissenting or qualified opinion, such opinion
shall be recorded in the minutes of the meetings
of the board of directors.

(3) The Handling Procedures shall be
approved by the board of directors and further

~ 53 ~

submitted to the shareholders meeting for
approval and will become effective afterwards.
The same shall apply to amendments to the
Handling Procedures.

Article 17	Article 16	The course of change and development	To change
the
	The Handling Procedures were enacted on	The Handling Procedures were enacted on	sequence of
	October 9, 1998; first amendment was	October 9, 1998; first amendment was made on	article and
	made on February 19, 2001; second	February 19, 2001; second amendment was	to meet the
	amendment was made on August 7, 2002;	made on August 7, 2002; third amendment was	actual need
	third amendment was made on October 23,	made on October 23, 2002; forth amendment
	2002; and forth amendment was made on	was made on May 29, 2003; and the fifth
	May 29, 2003.	amendment was made on June 13, 2007.
Schedule			To
	Authorization for forward and interest rate		incorporate
	swap transactions:		the
Schedule
	Per Transaction Per Day Total Amount		into the
provisions
	GM USD50M USD100M USD300M		and to meet
the actual
	CFO USD30M USD60M USD300M		need

Finance
Manager USD10M USD30M USD100M

Finance
Vice Manager USD5M USD10M USD50M

~ 54 ~

Attachment 9:
Comparison Table for Guidelines for Lending
(“Handling Procedures for Capital Lending”)
(“Operational Procedures”)
Before and After amendments

Before Amendment		After Amendment	Reason for Amendment
	Operational Procedures for Capital Lending	Handling Procedures for Capital Lending	To
accommodate
the amendment
of law and
regulation
Number	Before Amendment	After Amendment	Reason for
of			Amendment
Article
Article	Purpose	Purpose	To
1			accommodate
	In order to provide specific operating rules in respect	In order to provide specific operating rules in respect	the amendment
	of capital lending by the Company, the Operational	of capital lending by the Company, the Handling	of law and
	Procedures are enacted in accordance with the	Procedures are enacted in accordance with the	regulation
	“Guidelines for Handling Capital Lending,	“Guidelines for Handling Capital Lending,
	Endorsements and Guarantees Made by Public	Endorsements and Guarantees Made by Public
	Companies” promulgated by the Securities and	Companies” promulgated by the Financial
	Futures Commission (“SFC”) on December 18, 2002	Supervisory Commission (“FSC”) of the Executive
	per the SFC letter (Ref. No.:	Yuan.
Tai-Tsai-Cheng-(6)-0910161919).
Article	Information Disclosure	Information Disclosure	To
6			accommodate
		(5) The term “make a public announcement” and “file	the amendment
		the necessary report(s)” as used in the Handling	of law and
		Procedures, shall mean information disclosure posted	regulation
on the website designated by the FSC.

Article 7	The Subsequent Measures for Supervising Capital Lending and the Procedures for Handling Overdue Lending	The Subsequent Measures for Supervising Capital Lending and the Procedures for Handling Overdue Lending	To meet the actual need

(4) If the relevant capital lending is required to be

~ 55 ~

submitted to the board of directors for discussion,
such lending shall be approved by a majority of all
members of the Audit Committee and submitted to
the board of directors for resolution. If such
lending is not approved by a majority of all
members of the Audit Committee, alternatively,
such lending may be approved by two-thirds of all
directors, provided that in such case, the resolutions
adopted by the Audit Committee shall be recorded
in the minutes of the meeting of the board of
directors.

(5) If the relevant capital lending is required to be
submitted to the board of directors for discussion,
the board of directors shall fully consider the
opinion from each independent director. If any
independent director has dissenting or qualified
opinion, such opinion shall be recorded in the
minutes of the meetings of the board of directors.

(6) “All members of the Audit Committee” referred to
in the Handling Procedures and “all directors”
referred to in item (5) above shall mean the actual
number of the committee members/directors.
Article	Penalty	Penalty	To
8			accommodate
	If any manager or person in-charge of capital	If any manager or person in-charge of capital lending,	the amendment
	lending, due to his/her negligence, violates the	due to his/her negligence, violates the Handling	of law and
	Guidelines and as a result causes serious damages to	Procedures and as a result causes serious damages to	regulation
	the Company, such manager or person shall report to	the Company, such manager or person shall report to
	his/her direct superior and the most senior	his/her direct superior and the most senior
	decision-making officer of the finance division	decision-making officer of the finance division
	immediately. Such manager or person’s violation	immediately. Such manager or person’s violation
	shall be handled in accordance with the relevant	shall be handled in accordance with the relevant
	internal personnel and administration regulations of	internal personnel and administration regulations of
	the Company. If it is found that such manager or	the Company. If it is found that such manager or
	person intentionally violated the Guidelines and as a	person intentionally violated the Handling Procedures
	result caused damages to the Company, the	and as a result caused damages to the Company, the

~ 56 ~

	Company may, in addition to the punishment made	Company may, in addition to the punishment made in
	in accordance with its relevant internal regulations,	accordance with its relevant internal regulations,
	require such manager or person to compensate the	require such manager or person to compensate the
	Company’s loss. The punishment and how to	Company’s loss. The punishment and how to
	handle the above mentioned violation shall be	handle the above mentioned violation shall be
	reported to the next Board of Directors meeting.	reported to the next Board of Directors meeting.
Article	The Procedures for Supervising Capital Lending by	The Procedures for Supervising Capital Lending by	To
9	Subsidiaries	Subsidiaries	accommodate
the amendment
	(1) If the Company’s subsidiary intends to lend	(1) If the Company’s subsidiary intends to lend	of law and
	capital to the third party, the Company shall	capital to the third party, the Company shall	regulation
	supervise such subsidiary to adopt its own	supervise such subsidiary to adopt its own
	Guidelines for Capital Lending in accordance	Handling Procedures for Capital Lending in
	with the “Rules Governing Capital Lending and	accordance with the “Rules Governing Capital
	Endorsements and Guarantees by Public	Lending and Endorsements and Guarantees by
	Companies” promulgated by the SFC, after	Public Companies” promulgated by the FSC,
	consulting with the Company’s opinions.	after consulting with the Company’s opinions.
	Subsidiary’s Guidelines shall be approved by the	Subsidiary’s Handling Procedures shall be
	subsidiary’s Board of Directors and submitted to	approved by the subsidiary’s Board of Directors
	the shareholders’ meeting for approval. The	and submitted to the shareholders’ meeting for
	same shall apply to amendments to such	approval. The same shall apply to amendments
	Guidelines.	to such Handling Procedures.
	(2) The Company shall supervise its subsidiaries to	(2) The Company shall supervise its subsidiaries to
	check whether or not the Operational Procedures	check whether or not the Handling Procedures
	promulgated by the subsidiaries are in	promulgated by the subsidiaries are in compliance
	compliance with the relevant regulations and	with the relevant regulations and whether or not
	whether or not the capital lending transactions are	the capital lending transactions are done in
	done in accordance with the Operational	accordance with the Handling Procedures.
Procedures.
Article	Miscellaneous	Miscellaneous	To meet the
10			actual need
	(1) The term “subsidiary” as used in the Operational	(1) The term “subsidiary” as used in the Handling
	Procedures shall have the same meaning as	Procedures shall have the same meaning as defined
	defined in the Statements for Financing	in the Statements for Financing Accounting
	Accounting Standards No. 5 and No. 7 issued by	Standards No. 5 and No. 7 issued by Accounting
	Accounting Research and Development	Research and Development Foundation of the
	Foundation of the Republic of China.	Republic of China.

~ 57 ~

	(2) The term “make a public announcement” and	~~(2) The term “make a public announcement” and “file~~
	“file the necessary report(s)” as used in the	 ~~the necessary report(s)” as used in the Guidelines,~~
	Guidelines, shall mean information disclosure	 ~~shall mean information disclosure posted in the~~
	posted in the website designated by the SFC.	 ~~website designated by the SFC.~~

	(3) The internal auditing personnel shall examine and	~~(3)~~ (2) The internal auditing personnel shall examine
	audit the Guidelines and the implementation	and audit the Handling Procedures and the
	thereof at least on the quarterly basis and produce	implementation thereof at least on the quarterly
	the written record. If internal auditing personnel	basis and produce the written record. If internal
	find any material violation of the Guidelines, they	auditing personnel find any material violation of
	shall inform each supervisor of such violation in	the Handling Procedures, they shall inform the
	writing immediately.	Audit Committee of such violation in writing
immediately.
(4) If the outstanding amount of capital lending
	exceeds the limit provided for in the Guidelines	(3) If the outstanding amount of capital lending
	due to change of the circumstances, such situation	exceeds the limit provided for in the Handling
	shall be improved within a prescribed period and	Procedures due to change of the circumstances,
	the improvement plan shall be submitted to each	such situation shall be improved within a
	supervisor.	prescribed period and the improvement plan shall
be submitted to the Audit Committee.
(5) Matters not provided for in the Guidelines shall
	be governed by relevant laws, regulations, and the	(4) Matters not provided for in the Handling
	Company’s other internal regulations.	Procedures shall be governed by relevant laws,
regulations, and the Company’s other internal
regulations.
Article	(1) The Operational Procedures approved by the	(1).Enactment of or amendment to the Handling	To meet the
11	Board of Directors shall be delivered to each	Procedures shall be approved by a majority of all	actual need
	supervisor and submitted to shareholders’ meeting	members of the Audit Committee and further
	for approval. If there is any dissenting opinion	submitted to the board of directors for resolution.
	from any director which has been recorded in the	If enactment of or amendment to the Handling
	minutes or submitted in writing to the Board of	Procedures is not approved by a majority of all
	Directors, such dissenting opinion should also be	members of the Audit Committee, alternatively,
	delivered to each supervisor and submitted to	such may be approved by two-thirds of all
	shareholders’ meeting for discussion. The same	directors, provided that in such case, the resolutions
	shall apply to amendments to the Operational	adopted by the Audit Committee shall be recorded
	Procedures.	in the minutes of the meeting of the board of
directors.
(2) When discussing the Operational Procedures in

~ 58 ~

	the meeting of the Board of Directors, the opinions	(2) If the Handling Procedures are required to be
	of each independent director shall be fully	submitted to the board of directors for discussion,
	considered. The consent or dissenting opinion	the board of directors shall fully consider the
	from each independent director and the reasons of	opinion from each independent director. If any
	such dissenting opinion shall be recorded in the	independent director has dissenting or qualified
	minutes of the meeting of the Board of Directors.	opinion, such opinion shall be recorded in the
minutes of the meetings of the board of directors.

(3) The Handling Procedures shall be approved by the
board of directors and further submitted to the
shareholders meeting for approval and will become
effective afterwards. The same shall apply to
amendments to the Handling Procedures.
Article	The Operational Procedures approved by the Board	The Handling Procedures were enacted on October 9,	To add the
12	of Directors shall be delivered to each supervisor and	1998; first amendment was made on April 11, 2002;	amendment date
	submitted to shareholders’ meeting for approval and	second amendment was made on May 29, 2003 and
	will become effective afterwards. The same shall	the third amendment was made on , 2007.
apply to amendments to the Operational Procedures.
Article	The Operational Procedures were enacted on		To change the
13	October 9, 1998; first amendment was made on		sequence of
	April 11, 2002 and second amendment was made on		Articles
May 29, 2003.

~ 59 ~

Attachment 10:

Comparison Table for Guidelines for Endorsements and Guarantees
(“Handling Procedures for Providing Endorsements
and Guarantees for Third Parties”)
(“Handling Procedures”)
Before and After amendments

	Before amendment	After amendment	Reason of
amendment
Number	Guidelines for Endorsements and Guarantees	Handling Procedures for Providing Endorsements	To accommodate
of Article		and Guarantees for Third Parties	the amendment to
law and regulation
Article 1	In order to provide specific operating rules in	In order to provide specific operating rules in	To accommodate
	respect of the endorsements and guarantees to be	respect of the endorsements and guarantees to be	the amendment to
	provided by the Company, the Guidelines are	provided by the Company, the Guidelines are	law and regulation
	enacted in accordance with the “Guidelines for	enacted in accordance with the “Guidelines for
	Handling Capital Lending, Endorsements and	Handling Capital Lending, Endorsements and
	Guarantees Made by Public Companies”	Guarantees Made by Public Companies”
	promulgated by the Securities and Futures	promulgated by the Financial Supervisory
	Commission (“SFC”) on December 18, 2002 per the	Commission (“FSC”) of the Executive Yuan
SFC letter (Ref. No.:
Tai-Tsai-Cheng-(6)-0910161919).
Article 7	The Procedures for Supervising Endorsement or	The Procedures for Supervising Endorsement or	To accommodate
	Guarantee Provided by Subsidiaries	Guarantee Provided by Subsidiaries	the amendment of
law and regulation
	If the Company’s subsidiary wishes to provide	If the Company’s subsidiary wishes to provide
	endorsement or guarantee for other companies, the	endorsement or guarantee for other companies, the
	Company shall supervise such subsidiary to adopt	Company shall supervise such subsidiary to adopt
	its own Guidelines for Endorsements and	its own Handling Procedures for Providing
	Guarantees in accordance with the “Rules	Endorsements and Guarantees for Third Parties in
	Governing Capital Lending and Endorsements and	accordance with the “Rules Governing Capital
	Guarantees by Public Companies” promulgated by	Lending and Endorsements and Guarantees by
	the SFC, after consultation with the Company.	Public Companies” promulgated by the FSC, after
	Subsidiary’s Guidelines shall be approved by the	consultation with the Company. Subsidiary’s
	subsidiary’s Board of Directors and submitted to the	Handling Procedures shall be approved by the
	shareholders’ meeting for approval. The same shall	subsidiary’s Board of Directors and submitted to the
	apply to amendments to such Guidelines.	shareholders’ meeting for approval. The same shall
apply to amendments to such Handling Procedures.

~ 60 ~

Article 9	The Management level Responsible for	The Management level Responsible for	To meet the
	Decision-Making and Authorization	Decision-Making and Authorization	actual need
	.................................................	.................................................
	(3) If the company for which the Company	(3) If the company for which the Company
	provides endorsement or guarantee is no longer the	provides endorsement or guarantee is no longer the
	Company’s subsidiary due to change of the	permitted subsidiary due to change of the
	circumstances, the Company shall establish the	circumstances, the Company shall establish the
	improvement plan which shall be submitted to each	improvement plan which shall be submitted to the
	supervisor. If the outstanding amount of	Audit Committee. If the outstanding amount of
	endorsement or guarantee exceeds the limit	endorsement or guarantee exceeds the limit
	provided for in the Guidelines due to change of the	provided for in the Guidelines due to change of the
	circumstances, the Board of Directors shall	circumstances, the Board of Directors shall
	terminate the exceeding portion within a prescribed	terminate the exceeding portion within a prescribed
	period.	period.

(4) If the relevant endorsement/guarantee
transaction is required to be submitted to the board
of directors for discussion, such transaction shall
be approved by a majority of all members of the
Audit Committee and further submitted to the
board of directors for resolution. If such
transaction is not approved by a majority of all
members of the Audit Committee, alternatively,
such may be approved by two-thirds of all
directors, provided that in such case, the
resolutions adopted by the Audit Committee shall
be recorded in the minutes of the meeting of the
board of directors.

(5) If the relevant endorsement/guarantee
transaction is required to be submitted to the board
of directors for discussion, the board of directors
shall fully consider the opinion from each
independent director. If any independent director
has dissenting or qualified opinion, such opinion
shall be recorded in the minutes of the meetings of
the board of directors.

~ 61 ~

(6) “All members of the Audit Committee”
referred to in the Handling Procedures and “all
directors” referred to in the preceding paragraph
shall mean the actual number of the committee
members/directors.
Article	Internal Auditing	Internal Auditing	To meet the actual
11			need
	The internal auditing personnel shall examine and	The internal auditing personnel shall examine and
	audit the Guidelines and the implementation	audit the Handling Procedures and the
	thereof at least on the quarterly basis and produce	implementation thereof at least on the quarterly
	the written record. If internal auditing personnel	basis and produce the written record. If internal
	find any material violation of the Guidelines, they	auditing personnel find any material violation of
	shall inform each supervisor of such violation in	the Handling Procedures, they shall inform the
	writing immediately.	Audit Committee of such violation in writing
immediately.
Article	Penalty	Penalty
12
	If any manager or person in-charge of endorsement	If any manager or person in-charge of endorsement
	and/or guarantee, due to his/her negligence,	and/or guarantee, due to his/her negligence,
	violates the Guidelines and as a result causes	violates the Handling Procedures and as a result
	serious damages to the Company, such manager or	causes serious damages to the Company, such
	person shall report to his/her direct superior and the	manager or person shall report to his/her direct
	most senior decision-making officer of the finance	superior and the most senior decision-making
	division immediately. Such manager or person’s	officer of the finance division immediately. Such
	violation shall be handled in accordance with the	manager or person’s violation shall be handled in
	relevant internal personnel and administration	accordance with the relevant internal personnel and
	regulations of the Company. If it is found that	administration regulations of the Company. If it
	such manager or person intentionally violated the	is found that such manager or person intentionally
	Guidelines and as a result caused damages to the	violated the Handling Procedures and as a result
	Company, the Company may, in addition to the	caused damages to the Company, the Company
	punishment made in accordance with its relevant	may, in addition to the punishment made in
	internal regulations, require such manager or	accordance with its relevant internal regulations,
	person to compensate the Company’s loss. The	require such manager or person to compensate the
	punishment and how to handle the above	Company’s loss. The punishment and how to
	mentioned violation shall be reported to the next	handle the above mentioned violation shall be
	Board of Directors meeting.	reported to the next Board of Directors meeting.
Article	Miscellaneous	Miscellaneous	To accommodate
13	.....................	.....................	the amendment of

~ 62 ~

	(3) The term “make a public announcement” and	(3) The term “make a public announcement” and	law and regulation
	“file the necessary report(s)” as used in the	“file the necessary report(s)” as used in the
	Guidelines, shall mean information disclosure	Handling Procedures, shall mean information
	posted in the website designated by the SFC.	disclosure posted in the website designated by the
FSC.
Article	The Guidelines approved by the Board of Directors	Effectiveness and Amendment	To meet the actual
14	shall be delivered to each supervisor and submitted		need
	to shareholders’ meeting for approval. If there is	(1) Enactment of or amendment to the Handling
	any dissenting opinion from any director which has	Procedures shall be approved by a majority of all
	been recorded in the minutes or submitted in	members of the Audit Committee and further
	writing to the Board of Directors, such dissenting	submitted to the board of directors for resolution.
	opinion should also be delivered to each supervisor	If enactment of or amendment to the Handling
	and submitted to shareholders’ meeting for	Procedures is not approved by a majority of all
	discussion. The same shall apply to amendments to	members of the Audit Committee, alternatively,
	the Guidelines.	such may be approved by two-thirds of all
directors, provided that in such case, the
	When discussing the Guidelines during the meeting	resolutions adopted by the Audit Committee shall
	of the Board of Directors, the opinions of each	be recorded in the minutes of the meeting of the
	independent director shall be fully considered.	board of directors.
The consent or dissenting opinion from each
	independent director and the reasons of such	(2) If the Handling Procedures are required to be
	dissenting opinion shall be recorded in the minutes	submitted to the board of directors for discussion,
	of the meeting of the Board of Directors.	the board of directors shall fully consider the
opinion from each independent director. If any
independent director has dissenting or qualified
opinion, such opinion shall be recorded in the
minutes of the meetings of the board of directors.

(3) The Handling Procedures shall be approved
by the board of directors and further submitted to
the shareholders meeting for approval and will
become effective afterwards. The same shall
apply to amendments to the Handling Procedures.
Article	The Guidelines were enacted on October 9, 1998;	The Guidelines were enacted on October 9, 1998;	To add the date of
15	first amendment was made on May 29, 2003 and	first amendment was made on May 29, 2003; the	amendment
	the second amendment was made on June 15,	second amendment was made on June 15, 2006
	2006.	and the third amendment was made on June 13,
2007

~ 63 ~

IV. Appendices

~ 64 ~

Appendix 1: Shareholding of Directors and Supervisors

As of April 14, 2007, the local record date of 2007 Annual Shareholders’ Meeting, AUO has issued capital stocks for NTD 75,739,644,550 representing 7,573,964,455 common shares. In accordance with the Article 26 of ROC Securities & Exchange Act, the minimum requirements of the collective shareholding are 302,958,578 common shares for Directors and 30,295,858 shares for Supervisors.

As of the local record date, April 14, 2007, the actual collective shareholdings of Directors and Supervisors were 654,749,899 and 678,762,421 shares, respectively. The sum of the both accounted for 9.18% of AUO’s total issued shares. Each of their shareholdings is shown as below:

Title	Name of Representative	Shareholders represented	No. of shareholding	Shareholding %
Chairman	Kuen-Yao (KY) Lee		9,697,454	0.13
Director	Hsuan Bin (HB) Chen		5,461,956	0.07
Director	Hsi-Hua Sheaffer Lee	BenQ Corporation	638,029,792	8.42
Director	Chee-Chun Leung	BenQ Corporation	638,029,792	8.42
Director	Hui Hsiung	BenQ Corporation	638,029,792	8.42
Director	Michael Wang	Darly 2 Venture Ltd.	1,560,697	0.02
Independent Director	Vivien Huey-Juan Hsieh		0	0.00
Independent Director	T.J. Hunag		0	0.00
Independent Director	Cheng-Chu Fan		0	0.00
Total			654,749,899	8.64

Independent Supervisor	Chieh-Chien Chao		0	0.00
Supervisor	Ko-Yung (Eric) Yu	BenQ Corporation	638,029,792	8.42
Supervisor	Shin (David) Chen	China Development Industrial	40,732,629	0.53
		Bank
Total			678,762,421	8.96

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Appendix 2: AUO Rules and Procedures for Shareholders' Meeting

Approved by the Shareholders' Meetings

on April 17, 1997

Amended by the Shareholders' Meetings

on April 23, 1999

1.	Shareholders’ meeting of the Company shall be conducted in accordance with the Rules and Procedures.

2.	Shareholders or their proxies attending the shareholders’ meeting (the “Meeting”) shall submit the attendance card for the purpose of signing in. The number of shares represented by shareholders or their proxies attending the Meeting shall be calculated in accordance with the attendance cards submitted by the shareholders or their proxies.

3.	The quorum required for the Meeting and the votes cast by the shareholders shall be calculated in accordance with the number of shares representing by shareholders attending the Meeting.

4.	The Meeting shall be held at the head office of the Company or at any other appropriate place that is convenient for the shareholders to attend. The time to start the Meeting shall not be earlier than 9:00 a.m. or later than 3:00 p.m.

5.	The chairman of the board of directors shall be the chairman presiding at the Meeting in the case that the Meeting is convened by the board of directors. In case the chairman of the board of directors is on leave or cannot exercise his power and authority for any reason, the vice chairman shall act on behalf of the chairman. In case the Company has no vice chairman, or the vice chairman is also on leave or unable to exercise his and authority for any reason, the chairman of the board of directors shall designate one of the directors to act on behalf of the chairman. If the chairman does not make such designation, the directors shall elect from and among themselves an acting chairman of the board of directors. If the Meeting is convened by the person other than the board of directors who is permitted to convene such Meeting, such person shall be the chairman presiding the Meeting.

6.	The Company may appoint designated counsel, CPA or other related persons to attend the Meeting.

7.	The process of the Meeting shall be tape-recorded or videotaped and these tapes shall be preserved for at least one year.

8.	Chairman shall call the Meeting to order at the time scheduled for the meeting. If the number of shares represented by the shareholders present at the Meeting has not yet constituted the quorum at the time scheduled for the Meeting, the chairman may postpone the time for the Meeting. The postponements shall be limited to two times at the most and Meeting shall not be postponed for longer than one hour in the aggregate. If after two postponements no quorum can yet be constituted but the shareholders present at the Meeting represent more than one-third of the total outstanding shares of the Company, tentative resolutions may be made in accordance with Paragraph 1, Article 175 of the Company Law of the Republic of China. If during the process of the Meeting the number of shares represented by the shareholders present becomes sufficient to constitute the quorum, the chairman may submit the tentative resolutions to the Meeting for approval in accordance with Article 174 of the Company law of the Republic of China.

9.	The agenda of the Meeting shall be set by the board of directors, if the Meeting is convened by the board of directors. The Meeting shall proceed in accordance with the agenda unless otherwise resolved at the Meeting. During the Meeting, the chairman may, at his/her discretion, set time for intermission. Unless otherwise resolved at the Meeting, the chairman cannot announce adjournment of the Meeting before all the discussion items listed in the agenda are resolved. The shareholders cannot designated any other person as chairman and continue the Meeting in the same or other place after the Meeting is adjourned.

10.	When a shareholder present at the Meeting wishes to speak, a speech note should be filled out with summary of the speech, the shareholder’s number, and the name of the shareholder. The sequence of speeches by shareholders

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should be decided by the chairman. If any shareholder presenting the Meeting submits a speech note but does not speak, no speech should be deemed to have been made by such shareholder. In case the contents of the speech of a shareholder are inconsistent with the contents of the speech note, the contents of actual speech shall prevail. Unless otherwise permitted by the chairman and the shareholder in speaking, no shareholder shall interrupt the speeches of the other shareholder, otherwise the chairman shall stop such interruption.

11.	Unless otherwise permitted by the chairman, each shareholder shall not, for each discussion item, speak more than two times or longer than 5 minutes each time. In case the speech of any shareholder violates this provision or exceeds the scope of the discussion item, the chairman may stop the speech of such shareholder.

12.	Any legal entity designated as proxy by a shareholder(s) to be present at the Meeting may appoint only one representative to attend the Meeting. If a legal entity designates two or more representatives to attend the Meeting, only one representative can speak for each discussion item.

13.	After the speech of a shareholder, the chairman may respond him/herself or appoint an appropriate person to respond.

14.	The chairman may announce to end the discussion of any discussion item and go into voting if the chairman deems it appropriate.

15.	The person(s) to monitor and the person(s) to count the ballots shall be appointed by the chairman. The person(s) monitoring the ballots shall be a shareholder(s). The result of voting shall be announced at the Meeting and recorded in the minutes of the Meeting.

16.	Except otherwise provided in the Company Law of the Republic of China or the Articles of Incorporation of the Company, a resolution shall be adopted by a majority of the votes represented by the shareholders present at the Meeting. The resolution shall be deemed adopted and shall have the same effect as if it was voted by casting ballots if no objection is voiced after solicitation by the chairman.

17.	If there is amendment to or substitute for a discussion item, the chairman shall decide the sequence of voting for such discussion item, the amendment or the substitute. If any of them has been adopted, the other shall be deemed vetoed and no further voting is necessary.

18.	The chairman may require or supervise the disciplinary officers or the security guards to assist in keeping order of the Meeting place. Such disciplinary officers or security guards shall wear badges marked “Disciplinary Officer” for identification purpose.

19.	In case of incident due to force majeure, the chairman may decide to temporarily suspend the Meeting or to announce adjournment and decide the day to reconvene the Meeting.

20.	Any matter not provided in the Rules and Procedures shall be handled in accordance with the Company Law of Republic of China and the Articles of Incorporation of the Company.

21.	The Rules and Procedures shall become effective from the date on which the Rules and Procedures are approved by the Meeting. The same shall apply to amendments to the Rules and Procedures.

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Appendix 3: Articles of Incorporation (before amendments)

Chapter 1: General Provisions

Article 1

      The Company is incorporated, registered and organized as a company limited by shares and permanently existing in accordance with the Company Law of the Republic of China (the "Company Law") and the Company's English name is AU Optronics Corp.

Article 2

The scope of business of the Company shall be as follows:

1.	CC01080	Electronic parts and components manufacturing business
2.	F119010	Electronic material wholesale business (for operations outside the Science Park only)
3.	CC01030	Electronic appliances and AV electronics products manufacturing business (for operations within Central Taiwan Science Park only)

To research, develop, produce, manufacture and sell the following products:

(1)	Plasma display and related systems

(2)	Liquid crystal display and related systems

(3)	Organic light emitting diodes and related systems

(4)	Amorphous silicon photo sensor device parts and components

(5)	Thin film photo diode sensor device parts and components

(6)	Thin film transistor photo sensor device parts and components

(7)	Touch imaging sensors

(8)	Full color active matrix flat panel displays

(9)	Field emission displays

(10)	Single crystal liquid crystal displays

(11)	Original equipment manufacturing for amorphous silicon thin film transistor process and flat panel display modules

(12)	Original design manufacturing and original equipment manufacturing business for flat panel display modules

(13)	The simultaneous operation of a trade business relating to the Company's business

The operation of the businesses listed above shall be conducted in accordance with the relevant laws and regulations.

Article 3

      The head office of the Company shall be in the Science-Based Industrial Park, Hsinchu, Taiwan, the Republic of China ("R.O.C.") or such other appropriate place as may be decided by the board of directors (the "Board"). Subject to the approval of the Board and other relevant authorities, the Company may, if necessary, set up branches, factories, branch operation offices or branch business offices both inside and outside of the R.O.C.

Article 4

      The total amount of the Company's investment is not subject to the restriction of Article 13 of the Company Law. The Company may provide guarantees or endorsements on behalf of third parties due to business or investment relationships with such third parties.

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Chapter 2: Shares

Article 5

      The total capital of the Company is Ninety Billion New Taiwan Dollars (NT$90,000,000,000), divided into Nine Billion (9,000,000,000) shares with a par value of Ten New Taiwan Dollars (NT$10) each and in registered form. The Board of Directors is authorized to issue the un-issued shares in installments.

      A total of 100,000,000 shares among the above total capital should be reserved for issuance of employee stock options, which may be issued in installments.

Article 6

      The share certificates of the Company shall be all in registered form. The share certificates, after due registration with the competent authority, shall be signed or sealed by at least three directors and shall be legally authenticated prior to issue.

      Where it is necessary for the Company to deliver its share certificates to the Taiwan Securities Central Depositary Co., Ltd. (“TSCD”) for custody of such share certificates, the Company may, upon request of the TSCD, combine its share certificates into larger denominations.

      The Company may, pursuant to the applicable laws and regulations, deliver shares or other securities through the book-entry system maintained by the TSCD, instead of physical certificates evidencing shares or other securities.

Article 7

      The Company may charge its net cost for handling, replacing or exchanging share certificates if the original share certificates were transferred, lost or destroyed.

Chapter 3: Shareholders' Meetings

Article 8

      Shareholders' meetings shall be of two types, ordinary meetings and extraordinary meetings. Ordinary meetings shall be convened annually by the Board within six months of the end of each fiscal year. Extraordinary meetings shall be convened in accordance with the relevant laws, whenever necessary.

Article 9

      Unless otherwise provided in the Company Law, a resolution shall be adopted at a meeting attended by the shareholders holding and representing a majority of the total issued and outstanding shares and at which meeting a majority of the attending shareholders shall vote in favor of the resolution. In case a shareholder is unable to attend a shareholders' meeting, such shareholder may issue a proxy in the form issued by the Company, setting forth the scope of authorization by signing and affixing such shareholder's seal on the proxy form for the representative to be present on such shareholder's behalf. Except for trust enterprises or other stock transfer agencies approved by the securities authorities, if a person is designated as proxy by more than two shareholders, any of his voting rights representing in excess of 3% of the total issued and outstanding shares shall not be considered. The relevant matters related to the use and rescission of the proxy shall be conducted in accordance with the Company Law and applicable rules.

Chapter 4: Directors and Supervisors

Article 10

      The Company shall have seven to nine directors and three supervisors elected at shareholders' meetings and the person to be elected must have legal competence. The term of office for all directors and supervisors shall be three (3) years. The directors

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and supervisors are eligible for re-election.

      The Board is authorized to determine the compensation for the directors and supervisors, taking into account the extent and value of the services provided for the Company’s operation and with reference to the standards of local and overseas industry.

Article 10-1

      In pursuant to the Article 183 of the Securities and Exchange Act, the Company shall have 3 independent directors on the Board. The independent directors shall be nominated under the Candidate Nomination System, and be elected from among the nominees listed in the roster of independent director candidates. The professional qualifications, restrictions on the shareholdings and concurrent positions held, method of nomination, and other matters with respect to independent directors shall be in compliance with the laws and regulations prescribed by the competent authority.

Article 11

      The Company shall have a chairman of the Board. The chairman of the Board shall be elected by and among the directors by a majority of directors present at a meeting attended by more than two thirds of directors. As necessary, a vice chairman may be elected by and among the directors. The chairman of the Board shall preside internally at the meetings of the Board and shall externally represent the Company. In case the chairman of the Board cannot exercise his power and authority, the vice chairman shall act on his behalf. In case there is no vice chairman or the vice chairman is also on leave or cannot exercise his power and authority for any reason, the chairman of the Board may designate one of the directors to act on his behalf. In the absence of such a designation, the directors shall elect a designee from among themselves.

Article 12

      Where a director is unable to attend a meeting of the Board, he may appoint another director to represent him by proxy in accordance with Article 205 of the Company Law. Each director may act as a proxy for one other director only.

Chapter 5: President & Vice Presidents

Article 13

      The Company shall have a president and several vice presidents. Appointment, dismissal, and remuneration of the president and vice presidents shall be subject to the provisions of the Company Law.

Chapter 6: Accounting

Article 14

      After the end of each fiscal year, the Board shall submit the following documents: (1) business report, (2) financial statements, (3) proposal for allocation of surplus or recovery of loss. The above documents shall be examined by the supervisors or audited by an accountant appointed by the supervisors and then submitted to the shareholders at the ordinary meeting of shareholders for their adoption.

Article 15

Where the Company has a profit at the end of each fiscal year, the Company shall first allocate the profit to recover losses for preceding years. Ten percent of any remaining net earnings shall be allocated as the Company's legal reserve and a certain amount shall be allocated as special reserve in accordance with applicable laws and regulations or as requested by the competent authority. . The balance shall be distributed as follows:

5. employee bonus: 5% to 10%;

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6. remuneration of directors and supervisors: no more than 1%; and
3. all or a portion of the remaining balance shall be distributed as shareholders' dividends.

      The Company's dividend policy will be to pay dividends from surplus. Upon consideration of factors such as the Company's current and future investment environment, cash requirements, competitive conditions inside and outside of the R.O.C. and capital budget requirements, the shareholders' interest, maintenance of a balanced dividend and the Company's long term financial plan, the Board shall propose the profit allocation each year subject to relevant laws, then submit such proposal to the shareholders' meeting for approval. In principle, no less than 10% of the total dividend to be paid with respect to any fiscal year shall be paid in the form of cash.

Chapter 7: Supplementary Articles

Article 16

      With respect to the matters not provided herein, the Company Law and other applicable laws and regulations shall govern.

Article 17

      These Articles of Incorporation were enacted by the incorporators in the incorporators meeting held on July 18, 1996 and were effectively approved by the competent authority.

The first amendment was made on September 18, 1996.
The second amendment was made on September 15, 1997.
The third amendment was made on April 23, 1998.
The fourth amendment was made on April 23, 1999.
The fifth amendment was made on March 9, 2000.
The sixth amendment was made on May 10, 2001.
The seventh amendment was made on May 10, 2001.
The eighth amendment was made on October 17, 2001.
The ninth amendment was made on May 21, 2002.
The tenth amendment was made on May 29, 2003.
The eleventh amendment was made on April 29, 2004.
The twelfth amendment was made on June 14, 2005.
The thirteenth amendment was made on June 15, 2006.

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Appendix 4: Influence of proposed stock dividend distribution upon 2007 operating performance, EPS, and return on investment

Year		2007
Items		(forecast)
Capital stock, beginning of the year		NTD 75,739,645
thousand
Dividend distribution (per common share)	Cash dividend	NTD 0.2(Note 1)
	Stock dividend from retained earnings	0.02 common shares (Note 1)
	Stock dividend from capital surplus	-
Operating performance	Operating Income	Note 2
	% change in operating profit (YoY)	Note 2
	Net Income	Note 2
	% change in net income (YoY)	Note 2
	EPS	Note 2
	% change in EPS	Note 2
	Average return on investment (%)	Note 2
Pro forma EPS and P/E ratio	If retained earnings distributed in cash dividend
	Pro forma EPS	Note 2
	Pro forma average return on investment (%)	Note 2
If capital surplus not distributed in stock dividend
	Pro forma EPS	Note 2
	Pro forma average return on investment (%)	Note 2
If retained earnings distributed in cash dividend & capital surplus not distributed in stock dividend
	Pro forma EPS	Note 2
	Pro forma average return on investment (%)	Note 2

Note:

1.	Earnings distribution proposal is to be approved by Annual Shareholders’ Meeting on June 13, 2007.

2.	The Company will not announce any financial forecast for year 2007. The influence of proposed stock dividend distribution upon 2007 operating performance and EPS is not applicable.

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Appendix 5: Earning distribution proposal and the presumed EPS after the distribution (resolved by the Board of Directors meeting on April 24, 2007)

(1)	Employee profit sharing: NTD 573,518,700 distributed in stock at par value (NTD 10), and NTD 245,793,731 distributed in cash.

Remuneration for Directors and Supervisors: NTD 30,500,000 in cash.

(2)	The amount of employee stock bonus is estimated to be 27.46% of the total capitalization of 2006 stock dividends and employee stock bonus.

(3)	Presumed EPS is NTD 1.28 to reflect distribution of employee profit sharing and cash remuneration for Directors and Supervisors.

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Item 2

AU Optronics Corp.

Director Candidate List
Name	ID No.	Shareholding		Education & Current/Selected Past Positions
		(Note 1)
(Independent Director)	P200062523	0	•	Ph.D., Finance, University of Houston, U.S.A.
Vivien Huey-Juan Hsieh			•	Director, AU Optronics Corp.
			•	Professor, National Taipei University of Technology
(Independent Director)	J100588946	0	•	Ph.D., Economics, National Taiwan University
Chieh-Chien Chao			•	Supervisor, AU Optronics Corp.
			•	Professor, Department of Information and Finance Management,
				National Chiao Tung University
(Independent Director)	A102241340	0	•	Ph.D., Business Administration, National Chengchi University
Tze-Kaing Yang			•	Chairman, Yangtze Associates
			•	Director, Taiwan Stock Exchange Corporation
Kuen-Yao (KY) Lee	K101577037	9,697,454	•	M.B.A., International Institute for Management Development,
				Switzerland
			•	Chairman and CEO, AU Optronics Corp.
			•	Chairman and CEO, BenQ Corporation.
Hsuan Bin (HB) Chen	J101514119	5,461,956	•	B.S. Communications Engineering, National Chiao Tung University
			•	Director, President, and COO, AU Optronics Corp.
Hui Hsiung	Y100138545	3,700,000	•	Ph.D., Physics, University of California, Berkeley, U.S.A.
			•	Director and Executive President, AU Optronics Corp.
Cheng-Chu Fan	J101966328	638,027,792	•	Master, Electrical Engineering, National Taiwan University
– Representative of BenQ		(Note2)	•	Director, AU Optronics Corp.
Corporation
Lai-Juh Chen	A121498798	638,027,792	•	Ph.D., Chemical Engineering, National Tsing Hua University
– Representative of BenQ		(Note2)	•	Vice President, AU Optronics Corp.
Corporation
Ching-Shih Han	E220500302	40,732,629	•	M.B.A., University of Connecticut
– Representative of China		(Note2)	•	Vice President, Direct Investment Department, China
Development Industrial Bank				Development Industrial Bank
Note 1:	Number of common shares held as of April 14, 2007
2:	The shareholding held by the represented entity.

Item 3

AU Optronics Corp. (“AUO”)

2007 Annual General Shareholders’ Meeting

Q & A

1.	What is candidate nomination system adopted for Independent Directors?

Pursuant to the ROC Company Law, the board of directors or any shareholder holding 1% or more of the total number of outstanding shares issued by the Company may submit to the Company in writing a roster of independent director candidates. The board of directors or other authorized conveners of shareholders’ meetings shall examine and/or screen the data and information of each candidate nominated; and shall, unless under any of the circumstances specified in the ROC Company Law, include all qualified candidates in the final roster of candidates accordingly.
The shareholders shall elect the independent directors from among the nominees listed in the roster of candidates.

2.	What is cumulative voting?

Cumulative voting is a method of voting for the election of directors of AUO, where each common share is entitled to as many votes as the number of directors to be elected.
The votes can be concentrated on one candidate only or be allocated among several candidates. An ADS holder can allocate his/her votes among the candidates in a manner whereby the votes allocated to one candidate shall be the integral multiple of the number of shares of common stock underlying the ADSs held as of the ADS Record Date.

3.	How do I calculate how many votes I have for the election of directors?

There are nine (9) directors (including three (3) independent directors) to be elected at our 2007 Annual General Shareholders’ Meeting and please note that each ADS represents 10 common shares of AUO.
Election of directors: you are entitled to a number of votes equal to nine (9) times the total number of common shares underlying your ADSs as of the ADS Record Date.
For example, if you own 10 ADSs as of the ADS Record Date, you are entitled to: 9 (number of candidates) x 10 (number of ADSs held as of the ADS Record Date) x 10 (number of common shares represented by each ADS) = 900 votes for directors:

4.	Can I vote for more than one candidate for the board of directors?

You can cast all your votes for one candidate only or allocate your votes among several candidates in a manner whereby the votes allocated to one candidate shall be the integral multiple of the number of common shares underlying your ADSs held as of the Record Date. If you wish to allocate your votes among the candidates proposed, you must select the “EXCEPTIONS” box.
In the example provided in question number 3, you can cast your votes in the following combinations: (The votes to be allocated to one candidate shall be 100 votes or integral multiples of 100 votes, i.e. 10 ADSs held times 10 common shares represented by each ADS)

	Candidate #1	Candidate #2	Candidate #3	Candidate #4	Candidate #5	Candidate #6	Candidate #7	Candidate #8	Candidate #9
Alternative #1	900	0	0	0	0	0	0	0	0	Effective
Alternative #2	400	0	100	100	300	0	0	0	0	Effective
Alternative #3	100	100	100	100	100	100	100	100	100	Effective
Alternative #4	50	850	0	0	0	0	0	0	0	Void

Please note that there are various alternative ways in which you may cast your votes, and the above combinations are just some examples for illustration purpose.

5.	What happens if I vote for each candidate on the ballot?

If you vote for each candidate on the ballot, your votes will be split equally among the candidates. You can vote for each candidate proposed by selecting the “FOR ALL” box.

6.	What happens if the Depositary does not receive vote from 51% of the outstanding ADSs?

Subject to the Deposit Agreement, if the Depositary does not receive timely voting instructions from 51% of all outstanding ADSs to vote in the same manner on any resolution on the agenda, including the election of the directors, the holders of all ADSs outstanding shall be deemed to have authorized and directed the Depositary to authorize the Chairman of our board of directors, or his designee, to vote the common shares underlying their ADSs in his discretion, with respect to the resolution for the election of director for which the Depositary has not received the above-mentioned 51% of the votes.

7.	If I am a beneficial owner what do I need to do to cumulate my votes for the elections of directors and supervisors?

Beneficial owners should contact their broker, bank or nominee to cumulate votes for directors election.